Exhibit 99.2

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD

RECORD PRODUCTION, REDUCED COSTS IN HIGH-PERFORMANCE YEAR FOR RANDGOLD

London, 5 February 2018 - For the seventh consecutive year, Randgold Resources has increased its gold production in 2017, boosting output by 5% to 1.315 million ounces, ahead of its guidance, while shrinking total cash cost per ounce by 3% to $620.

Results for the year, published today, show profit up 14% at $335 million and net cash increasing by 39% to $720 million, with no debt. The board has proposed a dividend of $2.00 per share, double that of 2016, for shareholders’ approval.

Chief executive Mark Bristow said the strong performance was led by Randgold’s flagship, the Loulo-Gounkoto complex in Mali, and supported by an across-the-board delivery from its other operations, Morila in Mali, Tongon in Côte d’Ivoire and Kibali in the Democratic Republic of Congo.

The highlight of the year was the successful commissioning of Kibali’s underground mine. Aside from its third hydropower station, scheduled to come on stream mid-year, this completes the development of Kibali into one of the world’s largest gold mines and brings to an end its eight-year capital investment programme. The underground mine is one of the most mechanised in Africa, with features including a fully automated underground ore handling system.

For 2018, Randgold is forecasting production of between 1.30 and 1.35 million ounces at a total cash cost per ounce in the range of $590 to $640, taking into account the effect of the current increases in the oil price and the euro:dollar exchange rate.

“Beyond that, our 10-year business plan is designed to increase net cash flows to support dividend and value growth and maintain Randgold’s position as a global industry leader in sustainable profitability,” Bristow said.

Randgold is also well placed to achieve its goal of developing three new projects in the next five years, with a production decision on the Massawa project due later this year, he said. Brownfields exploration around its existing mines continues to show potential to replenish depleted reserves while the greenfields programmes are identifying new high-potential targets across its extensive holdings in West and Central Africa.

RANDGOLD ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 1534 735 333 +44 779 771 1338	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgold@dpapr.com

Website: www.randgoldresources.com

REPORT FOR THE FOURTH QUARTER AND YEAR ENDED 31 DECEMBER 2017

Randgold Resources Limited (‘Randgold’) had 94.1 million shares in issue as at 31 December 2017.

Highlights

Record gold production for 7th consecutive year, exceeds annual guidance

Kibali successfully concludes 8-year mine development with vertical shaft commissioning

Total cash cost per ounce down to lowest in 6 years at $620/oz

Profit up 14% at $335 million for the year

Cash and cash equivalents up to $720 million

Annual EPS up to $2.96

Proposed annual dividend up 100% to $2 per share

Key Performance Indicators

Gold production up 10% quarter on quarter and 5% year on year, exceeds annual guidance range

Cash and cash equivalents up 39% to $720 million year on year and debt facility remains undrawn

Profit up 45% quarter on quarter and 14% year on year

Total cash cost per ounce down 6% quarter on quarter and 3% year on year

Group capital expenditure in line with annual guidance at $304 million

Lost Time Injury frequency rate of 0.51 for 2017

All mines retain ISO and OHSAS environmental and safety accreditations

Loulo-Gounkoto complex beats annual guidance by 40koz at lowest recorded cash cost

Tongon exceeds guidance and total cash cost per ounce down 18% quarter on quarter and 12% year on year

Kibali increases production by 17% quarter on quarter and 2% year on year and successfully commissions underground operation

Morila delivers increased ounces at lower cost

Massawa feasibility project advances

Exploration on Mankono and Boundiali permits in Côte d’Ivoire makes good progress

Proposed dividend of $2.00 per share up 100% year on year

SUMMARISED FINANCIAL INFORMATION

$000	Unaudited quarter ended 31 Dec 2017	Unaudited quarter ended 30 Sep 2017	Unaudited quarter ended 31 Dec 2016	Unaudited 12 months ended 31 Dec 2017	Unaudited 12 months ended 31 Dec 2016
Average gold price received ($/oz)	1 278	1 281	1 206	1 258	1 244
Gold sales[1]	434 814	387 776	453 051	1 654 329	1 546 030
Total cash costs[1]	213 290	201 890	206 295	815 347	794 432
Profit from mining activity[1]	221 524	185 886	246 756	838 982	751 598
Exploration and corporate expenditure	12 172	11 882	7 997	47 785	41 202
Profit for the period	87 087	60 248	94 324	335 047	294 221
Profit attributable to equity shareholders	75 459	48 709	78 520	278 017	247 474
Net cash generated from operations	163 396	118 945	204 665	547 798	521 227
Cash and cash equivalents[2]	719 808	621 576	516 301	719 808	516 301
Gold on hand at period end[3]	31 215	29 891	27 772	31 215	27 772
Group production (oz)	340 958	310 618	378 388	1 315 362	1 252 957
Group sales[1] (oz)	340 177	302 620	375 718	1 314 984	1 242 366
Group total cash cost per ounce[1] ($)	627	667	549	620	639
Group cash operating cost per ounce[1] ($)	568	602	487	558	576
Basic earnings per share ($)	0.80	0.52	0.84	2.96	2.64

1	Refer to explanation of non-GAAP measures provided. Randgold consolidates 100% of Loulo, Gounkoto and Tongon, 40% of Morila and 45% of Kibali in the consolidated non-GAAP measures. Morila and Kibali are equity accounted for under IFRS.
2	Cash and cash equivalents excludes $7.3 million at 31 December 2017 ($11.5 million at 31 December 2016 and $12.3 million at 30 September 2017) that relates to the group’s attributable cash held in Morila, Kibali and the group’s asset leasing companies which are equity accounted.
3	Gold on hand represents gold in doré at the mines (attributable share) multiplied by the prevailing spot gold price at the end of the period.
The results in this report have been neither reviewed nor audited. All financial numbers are in US dollars ($) unless otherwise stated.

COMMENTS ON THE QUARTER ENDED 31 DECEMBER 2017

Gold sales for the quarter of $434.8 million increased by 12% from $387.8 million in the previous quarter. Group gold production for the quarter of 340 958oz was up 10% from the previous quarter due to increases in gold production across the operations, in particular at Tongon and Kibali, as a result of higher grades and better recovery achieved at these mines. The average gold price received of $1 278/oz was in line with the previous quarter (Q3 2017: $1 281/oz) and up 6% on the corresponding quarter of the previous year (Q4 2016: $1 206/oz). Group gold sales and production decreased by 4% and 10% respectively from the corresponding quarter of 2016 on the back of lower production across the operations.

Total cash costs for the quarter of $213.3 million were up 6% from the prior quarter and up 3% from the corresponding quarter of 2016. The increase in cash costs against the previous quarter reflects the increased throughput and production, and includes increased royalties. The increase on the quarter of the previous year largely reflects the higher strip ratios at the Loulo-Gounkoto complex and at Tongon, in line with the mining plans, as the Gounkoto super pit stripping increased.

Total cash cost per ounce of $627/oz decreased by 6% quarter on quarter reflecting the higher production during the quarter, on the back of increased throughput, higher grades and better recovery across the operations, in particular at Tongon and Kibali. Total cash cost per ounce increased by 14% on the corresponding quarter in 2016. The increase was driven by the increased costs and decreased production, on the back of lower head grades across the operations, partially offset by higher recoveries at the Loulo-Gounkoto complex. Cost per ounce was also slightly higher at Kibali on the back of reduced production following lower throughput and head grade.

Profit from mining increased by 19% to $221.5 million from the previous quarter, and was down 10% on the corresponding quarter of 2016. The increase from the prior quarter reflects the higher production partially offset by increased costs as explained above. The decrease from the corresponding quarter of 2016 reflects lower production along with increased costs offset by a higher average gold price received.

Exploration and corporate expenditure of $12.2 million increased by 2% quarter on quarter and by 52% from the corresponding quarter in 2016. The increase quarter on quarter reflects increased greenfields exploration expenditure.

Depreciation and amortisation of $51.2 million was in line with the previous quarter but decreased by 17% from the corresponding quarter of 2016. The quarter ending 31 December 2016 included additional depreciation relating to a stripping asset ($15.5 million) at Gounkoto, as the ore was mined and fed during Q4 of 2016.

Other income in the quarter of $1.4 million decreased from the previous quarter, but was in line with the corresponding quarter of the prior year. Management fees from Kibali and Morila, were in line with the previous quarter and the corresponding quarter of the prior year. A net operational foreign exchange gain of $2.3 million was included in other income in the prior quarter. The current quarter includes a net operational foreign exchange loss of $5.4 million. These gains and losses arise from the settlement of invoices in currencies other than the US dollar (dollar or $), as well as the translation of balances denominated in currencies such as the Congolese franc (CDF), euro and South African rand to the dollar rate and reflects the movements in these currencies during the respective quarter.

Share of profits from equity accounted joint ventures of $13.7 million was up 98% on the previous quarter and compared to losses from joint ventures of $3.4 million in Q4 2016. Kibali’s share of equity accounted joint venture profits increased by 150% to $15.0 million from a profit of $6.0 million in the previous quarter and increased significantly from a profit of $0.9 million in the corresponding quarter of 2016. Profit from mining for Kibali was $46.2 million (attributable) for Q4 2017 compared to a profit of $33.3 million in Q3 2017 and a profit of $41.2 million in Q4 2016, reflecting higher gold sales and lower cash costs. The share of profits from the Kibali joint venture is stated after depreciation of $28.3 million (Q3 2017: $31.8 million), foreign exchange losses of $1.3 million (Q3 2017: $2.2 million), and a tax credit value of $0.4 million (Q2 2017: $6.2 million) related to a deferred tax asset associated with tax losses/allowances carried forward.

The foreign exchange losses incurred are primarily the result of the continued depreciation in the CDF compared to the dollar and the conversion of TVA balances owed to Kibali which are denominated in CDF.

Morila’s share of equity accounted joint venture profits decreased from a profit of $0.7 million in Q3 2017 to a loss of $1.5 million in Q4 2017. This resulted primarily from increased depreciation, related to the mining of the Domba satellite pit and an update of the estimated rehabilitation liability.

Income tax expense of $27.2 million decreased by 26% from the charge in Q3 and decreased by 19% from the corresponding quarter of 2016. The decrease quarter on quarter reflects the withholding tax charge of $10.9 million that was incurred during the prior quarter on the Tongon dividend. The decrease from the corresponding quarter in 2016 is due to decreased profits at Loulo and Gounkoto.

Profit for the quarter was up 45% from the previous quarter and down 8% from the corresponding quarter of 2016. The movement quarter on quarter reflects the increase in profit from mining, the increase in the share of profits of equity accounted joint ventures and the decreased depreciation and other charges during the quarter as explained above. The decrease from the corresponding quarter of 2016 mainly reflects the decrease in profit from mining.

Basic earnings per share increased by 54% to $0.80 quarter on quarter (Q3 2017: $0.52) but decreased by 5% compared to Q4 2016, reflecting higher and lower profits respectively.

Net cash generated from operating activities for the quarter of $163.4 million was up 37% from the previous quarter (Q3 2017: $118.9 million) primarily reflecting the increase in profits from operations, net of taxes paid. Net cash generated from operating activities was down 20% against the corresponding quarter in 2016 as a result of lower profits from operations.

COMMENTS ON THE YEAR ENDED 31 DECEMBER 2017

Gold sales for the year ended 31 December 2017 of $1.65 billion were up 7% from the previous year principally as a result of the 6% increase in the number of ounces of gold sold across the group, as well as a slight increase in the average gold price received of $1 258/oz (2016: $1 244/oz). Gold production increased by 5%, on the back of higher throughput and recoveries and partially offset by lower head grade milled. Total cash costs for the year ended 31 December 2017 of $815.3 million (2016: $794.4 million) increased by 3% on the prior year, driven by higher throughput and slightly higher unit costs at Kibali. Total cash cost per ounce dropped 3% to $620/oz for the year (2016: $639/oz), reflecting the 6% increase in ounces sold year on year, offset by the 3% increase in total cash costs.

Profit for the year ended 31 December 2017 of $335.0 million represents an increase of 14% compared to a profit of $294.2 million in the previous year, resulting from increased production and revenue and lower cash costs per ounce of production, partially offset by a 4% increase in depreciation and the 35% increase in corporate tax expenses for the year.

Depreciation and amortisation for the year ended 31 December 2017 of $182.9 million increased from the prior year cost of $175.3 million. Depreciation at Loulo of $106.3 million in 2017 was in line with the depreciation of $105.2 million incurred in 2016. Depreciation at Gounkoto decreased from $23.5 million in 2016 to $10.5 million in 2017 due to the depreciation of the stripping asset ($15.5 million) which was included in Q4 of 2016. This was partially offset by the increase in depreciation compared to the corresponding quarter of 2016, in line with the increased throughput at Gounkoto. Depreciation at Tongon of $65.3 million in 2017 increased by 43% with the depreciation charged in 2016 ($45.7 million), primarily due to an increase in throughput year on year, as well as the increased charge following the change in reserve estimates at Tongon at the end of 2016. Exploration and corporate expenditure of $47.8 million for the year ended 31 December 2017 increased by 16% from the previous year’s $41.2 million, reflecting increased exploration activity during the year.

Other income of $14.9 million and $6.0 million, for the years ended 31 December 2017 and 2016 respectively, include management fees from Morila and Kibali (2017: $5.2 million compared to 2016: $5.0 million) as well as operational foreign exchange gains (2017: $9.7 million compared to 2016: $1.0 million). Other expenses for the year of $7.9 million increased 32% on the prior year’s $6.0 million and includes operational foreign exchange losses.

Share of profits of equity accounted joint ventures of $12.0 million decreased by 31% year on year (2016: $17.3 million).

Kibali’s share of equity accounted joint venture profits decreased from $24.2 million in 2016 to $11.6 million in 2017 primarily due to increased depreciation partially offset by deferred tax credits. Profit from mining for Kibali for 2017 amounted to $129.5 million (attributable) compared to a profit of $131.0 million in 2016, reflecting the increased ounces and increased cost of production. The share of profits from the Kibali joint venture is stated after depreciation of $123.7 million (2016: $102.7 million), foreign exchange losses of $17.2 million (2016: $16.3 million) and a deferred tax credit of $24.5 million (2016: $10.3 million).

The increase in depreciation at Kibali was driven by an increase in throughput year on year, as well as increased assets brought into use following the completion of the underground shaft, materials handling system and further underground development.

The foreign exchange losses are primarily the result of the depreciation in the CDF compared to the dollar during the year and the conversion of TVA balances owed to Kibali which are denominated in CDF. The tax credit related to a deferred tax asset associated with tax losses/allowances carried forward.

Morila’s share of equity accounted joint venture losses reduced from a loss of $7.1 million in 2016 to a loss of $0.1 million in 2017. Profit from mining for 2017 was $7.6 million (attributable) (2016: $2.7 million). The net loss of $0.1 million includes $5.1 million of depreciation charges (2016: $3.8 million) and $1.4 million of tax charges (2016: $0.6 million). Profits from mining increased year on year following the increase in tonnes processed and production associated with the feeding of the Domba satellite ore in the latter part of 2017.

Income tax expense of $145.8 million increased by 35% year on year, reflecting higher accruals for tax charges at the Loulo-Gounkoto complex and Tongon, in line with higher profits. The effective tax rate for the year was 30% (2016: 27%).

Basic earnings per share increased by 12% to $2.96 (2016: $2.64), in line with the increase in profit for the year as described above.

Net cash generated from operating activities for the year of $547.8 million increased by 5% from the previous year (2016: $521.2 million), in line with the strong operating performances at Loulo, Gounkoto and Tongon. Cash and cash equivalents increased to $719.8 million compared to $516.3 million at the end of 2016, reflecting the net cash generated from operations, partially offset by increased additions to property, plant and equipment, as well as increased dividends paid to shareholders and increased funds invested in joint ventures.

The board has proposed a final cash dividend of 200 US cents per share, a 100% increase on the prior year’s 100 US cents per share. The proposed final cash dividend will be put to shareholders for approval at the annual general meeting to be held on 8 May 2018. The dividend will be paid in cash with no script alternative being made available. The company anticipates, subject to shareholder approval, paying the final cash dividend on 18 May 2018. The ex-dividend date is 22 March 2018 and the record date for the dividend is 23 March 2018. Further details of the company’s proposed final cash dividend will be made available to shareholders in the explanatory notes of the company’s notice of annual general meeting.

OPERATIONS

LOULO-GOUNKOTO COMPLEX

The combined quarterly gold production for the Loulo-Gounkoto complex was 177 565oz (Loulo 95 370oz and Gounkoto 82 195oz), an increase of 3% compared to the previous quarter (Q3 2017: 172 350oz), due to higher throughput and recovery while the grade remained in line. The total cash cost per ounce increased by 2% to $602/oz (Q3 2017: $592/oz), reflecting slightly higher unit operating costs.

For the year gold production was 730 372oz, 3% above the previous year (2016: 707 116oz). Tonnes processed increased slightly to 4 918kt (2016: 4 875kt), while milled head grade remained in line at 5.0 g/t and recovery increased by 2% to 92.7%. Total cash costs decreased by 4% to $543/oz (2016: $563/oz) following the increase in ounces produced and improved operating cost.

Sustainability

The complex invested $0.6 million in community development projects during the quarter. These included a school construction in one of the villages, the launching of the second round of the bursary programmes and the local education improvement programme with specialised NGO World Education. The mines remain ISO 14001 certified, and completed the transition of its environmental system to comply with the new ISO 14001: 2015. The new system will be audited in Q1 2018. The agribusiness college continues to function well including the full operation of incubation farms. A team from SONGHAI center in Benin is currently onsite to operate the center and train the existing staff in teaching sustainable agriculture as part of the new partnership with the German Cooperation (GIZ). The complex has been dealing with an illegal mining issue on its Baboto target.

LOULO-GOUNKOTO COMPLEX RESULTS

	Quarter ended 31 Dec 2017	Quarter ended 30 Sep 2017	Quarter ended 31 Dec 2016	12 months ended 31 Dec 2017	12 months ended 31 Dec 2016
Mining
Tonnes mined (000)	9 129	9 780	9 023	34 965	37 776
Ore tonnes mined (000)	1 129	976	1 517	5 028	4 804
Milling
Tonnes processed (000)	1 268	1 265	1 263	4 918	4 875
Head grade milled (g/t)	4.6	4.6	5.6	5.0	5.0
Recovery (%)	93.8	92.2	91.2	92.7	91.0
Ounces produced	177 565	172 350	206 124	730 372	707 116
Ounces sold	174 495	169 989	212 957	723 438	709 737
Average price received ($/oz)	1 277	1 285	1 206	1 260	1 242
Cash operating costs[1] ($/oz)	526	515	407	468	489
Total cash costs[1] ($/oz)	602	592	479	543	563
Gold on hand at period end[2] ($000)	15 771	11 669	6 061	15 771	6 061
Profit from mining activity[1] ($000)	117 707	117 804	154 759	518 413	481 651
Gold sales[1] ($000)	222 811	218 357	256 855	911 452	881 529

1	Refer to explanation of non-GAAP measures provided.
2	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

LOULO

No Lost Time Injury (LTI) was recorded during the quarter with a Lost Time Injury Frequency Rate (LTIFR) of nil, the same as in the previous quarter. The LTIFR for the year decreased by 75% to 0.17 (2016: 0.67). No major environmental incident occurred during the quarter or the year (2016: nil).

On a standalone basis, Loulo produced 95 370oz of gold (Q3 2017: 112 578oz) at a total cash cost of $604/oz (Q3 2017: $534/oz). The decrease in production was mainly due to the lower head grade milled and lower throughput, partially offset by higher recovery. Total cash cost per ounce increased in line with the lower production stemming from the lower head grade milled.

Profit from mining of $62.8 million was 25% lower than the previous quarter as a result of the lower production at higher cost of production.

For the year, gold production was 437 255oz, 4% above the previous year (2016: 419 801oz). Tonnes processed decreased slightly to 2 576kt (2016: 2 587kt), while milled head grade increased by 4% to 5.7g/t and recovery increased by 2% to 92.6%. Total cash costs decreased by 3% to $535/oz (2016: $551/oz) following the increase in ounces produced and improved operating cost.

Capital expenditure

Total capital expenditure for the quarter amounted to $21.2 million and $87.3 million for the year (2016: $129.4 million). The decrease in spend in 2017 follows the completion of the refrigeration plants and power plant upgrades in 2016. Expenditure for the quarter mainly relates to underground mine development ($16.6 million) and ongoing surface capital ($4.3 million), including brownfields drilling. Underground capital focused on development at Yalea ($9.4 million) and Gara ($5.0 million).

LOULO STANDALONE RESULTS

	Quarter ended 31 Dec 2017	Quarter ended 30 Sep 2017	Quarter ended 31 Dec 2016	12 months ended 31 Dec 2017	12 months ended 31 Dec 2016
Mining
Tonnes mined (000)	712	682	665	2 715	2 682
Ore tonnes mined (000)	707	674	664	2 684	2 652
Milling
Tonnes processed (000)	656	678	669	2 576	2 587
Head grade milled (g/t)	4.8	5.6	5.7	5.7	5.5
Recovery (%)	93.8	92.2	91.1	92.6	91.0
Ounces produced	95 370	112 578	111 772	437 255	419 801
Ounces sold	93 425	111 873	116 877	432 464	420 660
Average price received ($/oz)	1 276	1 284	1 209	1 260	1 247
Cash operating costs[1] ($/oz)	527	457	459	460	477
Total cash costs[1] ($/oz)	604	534	532	535	551
Gold on hand at period end[2] ($000)	9 728	7 133	3 145	9 728	3 145
Profit from mining activity[1] ($000)	62 805	83 916	79 170	313 491	292 484
Gold sales[1] ($000)	119 214	143 610	141 293	544 941	524 358

Randgold owns 80% of Société des Mines de Loulo SA (Loulo) and the State of Mali owns 20%. Randgold has funded the whole investment in Loulo by way of shareholder loans and therefore controls 100% of the cash flows from Loulo until the shareholder loans are repaid.
Randgold consolidates 100% of Loulo and shows the non-controlling interest separately.
1	Refer to explanation of non-GAAP measures provided.
2	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

Loulo underground

Underground ore production was higher than the previous quarter in line with a strategy to catch up on the shortfall from Q1. Improvement in backfill production has increased the stoping flexibility in both mines and overall productivity of the mines.

At the same time, development towards Yalea South lower is ongoing, in order to establish more stoping flexibility and sustainable ore production.

Annual ore production was higher than the previous year and in line with the plan. Mine development is in line with the strategy to open up more reserves to ensure sustainable production in the future.

The new Yalea crusher and conveyor system at the lower part of the mine has improved the productivity of the trucks and overall production.

The installation of booster fans to supply the mine with cooler air has also been completed, giving the mine the ability to operate efficiently during periods of higher temperature and humidity in rainy season.

LOULO UNDERGROUND RESULTS

	Quarter ended 31 Dec 2017	Quarter ended 30 Sep 2017	Quarter ended 31 Dec 2016	12 months ended 31 Dec 2017	12 months ended 31 Dec 2016
YALEA
Ore tonnes mined	383 139	371 972	392 134	1 502 269	1 538 105
Development metres	1 314	1 381	1 547	6 187	7 128
GARA
Ore tonnes mined	324 284	302 030	272 281	1 181 286	1 113 903
Development metres	1 790	1 835	1 269	7 507	6 235

GOUNKOTO

No LTI was recorded during the quarter with a LTIFR of nil, the same as in the previous quarter. The LTIFR for the year decreased by 7% to 0.42. No major environmental incident occurred during the quarter or the year (2016: nil).

On a standalone basis, Gounkoto produced 82 195oz of gold (Q3 2017: 59 773oz) at a total cash cost per ounce of $601/oz (Q3 2017: $703/oz). The increase in production was due to the higher head grade milled, higher throughput and higher recovery rate. Total cash cost per ounce decreased on the back of the higher head production, partially offset by higher unit operating costs.

Profit from mining for the quarter of $54.9 million was higher than the previous quarter (Q3 2017: $33.9 million), reflecting the higher gold production and lower cost per ounce produced.

The annual gold production for Gounkoto was 293 117oz, 2% up on the previous year (2016: 287 315oz) in line with the increased tonnes processed, with improved recovery offsetting the slightly lower head grade milled. Total cash cost per ounce decreased by 4% reflecting the improved recovery and lower mining unit costs.

Capital expenditure

Total capital expenditure for the quarter amounted to $14.0 million and $42.6 million for the year (2016: $19.7 million). The increase year on year is driven by the super pit activities, as well as increased rebuild expenditure incurred. Expenditure for the quarter mainly related to deferred stripping activities ($6.1 million), mining fleet rebuild activities ($5.9 million) and further drill testing of extensions of the higher grade shoots within the pit.

GOUNKOTO STANDALONE RESULTS

	Quarter ended 31 Dec 2017	Quarter ended 30 Sep 2017	Quarter ended 31 Dec 2016	12 months ended 31 Dec 2017	12 months ended 31 Dec 2016
Mining
Tonnes mined (000)	8 417	9 098	8 358	32 250	35 094
Ore tonnes mined (000)	422	302	853	2 344	2 152
Milling
Tonnes processed (000)	612	587	594	2 343	2 288
Head grade milled (g/t)	4.5	3.4	5.4	4.2	4.3
Recovery (%)	93.8	92.3	91.2	92.8	91.0
Ounces produced	82 195	59 773	94 352	293 117	287 315
Ounces sold	81 070	58 116	96 080	290 973	289 076
Average price received ($/oz)	1 278	1 286	1 203	1 260	1 236
Cash operating costs[1] ($/oz)	524	626	344	480	507
Total cash costs[1] ($/oz)	601	703	416	555	581
Gold on hand at period end[2] ($000)	6 043	4 536	2 916	6 043	2 916
Profit from mining activity[1] ($000)	54 902	33 889	75 589	204 922	189 166
Gold sales[1] ($000)	103 597	74 747	115 563	366 510	357 171

Randgold owns 80% of Société des Mines de Gounkoto SA (Gounkoto) and the State of Mali 20%. Randgold consolidates 100% of Gounkoto and shows the non-controlling interest separately.
1	Refer to explanation of non-GAAP measures provided.
2	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

MORILA

No LTI was recorded during Q4 as in the previous quarter, and the LTIFR was nil (Q3 2017: nil). The year ended with no LTIs and consequently the LTIFR for the year was nil (2016: 0.56). No major environmental incident occurred during the last quarter or the year (2016: nil).

Gold production for the quarter amounted to 24 434oz, a 53% increase on the previous quarter (Q3 2017: 15 959oz). The increased production was achieved on the back of feeding 378kt of Domba satellite ore at a grade of 1.6g/t together with 853kt of tailings storage facility (TSF) material at 0.5g/t.

The total cash costs for the quarter was $959/oz, a 6% decrease compared to the previous quarter (Q3: $1 025/oz), resulting from increased head grade milled and recovery.

The TSF decapping operation improved during the quarter with 2 290kt of waste material sluiced to the pit compared to the 1 837kt in the previous quarter, following improved water availability and management.

Gold production for the year was 70 019oz (2016: 54 022oz) which includes the planned feeding 437kt of Domba satellite ore in addition to the TSF material, exceeding the guidance for the year. The total cash costs for the year at $988/oz also improved compared to the previous year (2016: $1 113/oz) following the increased throughput and head grade milled.

Sustainability

Activities this quarter centred around the development of the Morila agricentre and the development projects at Domba village.

Another round of consultations was organised with members of the closure committee workshop group, which now includes the affected municipalities (surrounding communes, Bougouni Circle and Sikasso region), to review the feasibility document of the proposed agripole. The final report has been reviewed and completed by the Agricultural School of Mali (IPR/IFRA). It is now being submitted by the Ministry of Mines for governmental approval.

As part of the agreement with the Domba community, the mine carried out a number of projects such as putting up street lights, providing kits to schools, revamping the clinic and acquiring a new ambulance. These activities will continue throughout Q1 2018 together with resolving the different issues raised within the community by a few individuals.

Morila has aligned its environmental management system to the requirements of the new ISO 14001: 2015. It will be audited in Q1 2018.

Capital expenditure

An amount of $1.9 million was spent on the Ntiola and Viper feasibility projects during the year with no significant capital incurred in Q4 2017. The work included infill drilling on both targets and geotechnical studies.

MORILA RESULTS

	Quarter ended 31 Dec 2017	Quarter ended 30 Sep 2017	Quarter ended 31 Dec 2016	12 months ended 31 Dec 2017	12 months ended 31 Dec 2016
Mining
Tonnes mined (000)	1 722	569	-	2 291	-
Ore tonnes mined (000)	440	62	-	502	-
TSF material processed (000)	743	1 345	1 207	4 940	1 760
Milling
Tonnes processed (000)	1 122	1 415	1 261	5 453	3 774
Head grade milled (g/t)	0.8	0.5	0.5	0.6	0.6
Recovery (%)	82.1	64.7	63.1	67.2	79.4
Ounces produced	24 434	15 959	13 315	70 019	54 022
Ounces sold	22 553	14 901	12 797	67 812	52 296
Average price received ($/oz)	1 283	1 295	1 199	1 269	1 245
Cash operating costs[1] ($/oz)	882	952	1 207	911	1 039
Total cash costs[1] ($/oz)	959	1 029	1 276	988	1 113
Profit/(loss) from mining activity[1] ($000)	7 304	3 962	(985)	19 108	6 867
Attributable (40%)
Gold sales[1] ($000)	11 571	7 720	6 136	34 429	26 034
Ounces produced	9 774	6 384	5 326	28 008	21 609
Ounces sold	9 021	5 960	5 119	27 125	20 918
Profit/(loss) from mining activity[1] ($000)	2 922	1 585	(394)	7 643	2 747
Gold on hand at period end[2] ($000)	2 040	1 054	800	2 040	800

Randgold owns 40% of Société des Mines de Morila SA (Morila) with the State of Mali and joint venture partner owning 20% and 40% respectively. The group equity accounts for its 40% joint venture holding in Morila.
1	Refer to explanation of non-GAAP measures provided.
2	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

TONGON

No LTI occurred in Q4 2017 with an LTIFR of nil compared to 0.84 in Q3 2017. The year ended with four LTIs and consequently the LTIFR for the year was 0.84 (2016: 0.21). No major environmental incident occurred during the last quarter or the year (2016: nil).

Tongon produced 77 389oz of gold in Q4 2017, up 14% from the previous quarter (Q3 2017: 66 811oz) as a result of an increase in mill head grade, throughput and recovery. The increase in grinding efficiency with an improved mill power draw following the installation of the 8MW motor coupled with the lower profile mill liners and the optimisation of Mill No 1 grate discharge system, were the main factors that contributed to the increase in throughput in Q4. The addition of the fourth flotation cell and 20 tonne oxygen plant contributed towards sustaining the gold recovery at the higher throughput.

Total cash cost per ounce decreased to $658/oz (Q3 2017: $800/oz) on the back of a 33% increase in gold sales. Grid power supply quality remained a closely monitored and managed parameter for the mine. The grid to generated power ratio was 85:15 for Q4 compared to 93:7 in Q3. Grid power instability was mainly caused by voltage and frequency fluctuations experienced on the international power line between Côte d’Ivoire, Mali, Burkina Faso and Ghana as well as the failure of the grid sub-station power capacitors in October, with repairs completed in November. The mine mitigated the full impact of the grid power instability by increasing the usage of its diesel generated power units via the new double bus bar system.

Profit from mining activity increased by 71% to $51.5 million, reflecting the higher gold sales, with an average gold price received of $1 281/oz in line with the previous quarter.

Gold production for the year increased to 288 680oz, ahead of the guidance at the start of the year, on the back of a significant increase in throughput. Total cash costs of $676/oz for the year was lower than the $771/oz in 2016, on the back of lower operating unit costs reflecting the improved operating performance at the mine.

Total profit from mining activity for the year 2017 of $171.2 million was 41% higher than 2016 on the back of higher gold sales as well as a slightly higher average gold price.

TONGON RESULTS

	Quarter ended 31 Dec 2017	Quarter ended 30 Sep 2017	Quarter ended 31 Dec 2016	12 months ended 31 Dec 2017	12 months ended 31 Dec 2016
Mining
Tonnes mined (000)	6 436	6 779	6 141	24 536	27 547
Ore tonnes mined (000)	1 224	860	1 162	4 334	4 195
Milling
Tonnes processed (000)	1 140	1 062	1 121	4 360	3 853
Head grade milled (g/t)	2.5	2.3	2.8	2.5	2.5
Recovery (%)	83.7	83.6	84.7	83.8	83.7
Ounces produced	77 389	66 811	84 856	288 680	260 556
Ounces sold	82 596	62 001	82 811	292 322	255 942
Average price received ($/oz)	1 281	1 286	1 202	1 262	1 247
Cash operating costs[1] ($/oz)	620	761	587	638	734
Total cash costs[1] ($/oz)	658	800	623	676	771
Gold on hand at period end[2] ($000)	3 188	9 836	7 070	3 188	7 070
Profit from mining activity[1] ($000)	51 465	30 158	47 909	171 202	121 847
Gold sales[1] ($000)	105 807	79 735	99 533	368 765	319 249

Randgold owns 89.7% of Société des Mines de Tongon SA (Tongon) with the State of Côte d’Ivoire and outside shareholders owning 10% and 0.3% respectively. Randgold consolidates 100% of Tongon and shows the non-controlling interest separately.
1	Refer to explanation of non-GAAP measures provided.
2	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

Sustainability

Projects selected by the community were completed for $255 000 bringing the total community expenditure for 2017 to $1.1 million. Priority was given to water supply projects in 2017 at a total cost of $510 000 with two of the three projects completed in Q4. The main Tongon Village water project, undertaken in partnership with the State, is in the construction phase and estimated for completion in Q4 2018. Construction of two nursery schools was completed in Q4. In respect of community health, we are working closely with the NGO, CURE, to obtain equipment for the Mbengue medical surgical unit to the value of $240 000.

The agribusiness projects development continued with a harvest of 305ha of maize in Q4, the rearing of 34 200 chickens and the production of 34 100 eggs in the community livestock projects.

The mine is also advanced in transiting its environmental management system to the new ISO 14001:2015. It will be audited in Q1 2018.

Capital expenditure

Total capital expenditure for the quarter amounted to $5.5 million and $20.0 million for the year (2016: $10.5 million). The increase year on year is the result of increased rebuild asset expenditure incurred. Quarterly expenditure mainly relates to mining fleet rebuild activities ($0.8 million), powerhouse double busbar reconfiguration ($0.8 million), the TSF standby pipeline ($0.6 million) and a deferred stripping asset recognised on the pit push back ($1.7 million).

KIBALI

Kibali recorded two LTIs during the quarter, giving an LTIFR of 0.61, compared with one in the previous quarter (Q3 2017: 0.32). There were six LTIs during the year, giving an LTIFR of 0.47 compared with the previous year’s 0.44. No major environmental incident occurred during the quarter or the year (2016: nil).

Kibali produced 169 400oz in Q4, a 17% increase from Q3, with the successful commissioning of the underground materials handling system and beneficial use of the shaft facilitating the increase in higher grade ore from underground. Plant throughput and recovery also increased quarter on quarter, with 9% more ore processed during Q4 and a 1% improvement in recovery. This was also achieved with a predominantly sulphide feed. Total cash cost per ounce decreased 13% to $654/oz as a consequence of both reduced unit operating costs and improved grade.

Profit from mining activity increased 39% to $102.7 million in the current quarter (Q3 2017: $73.9 million), reflecting the lower cost of production and higher gold sales.

The year’s production increased to 596 225oz at a total cash cost of $773/oz, just below the target for the year. Throughput and recovery both improved 4% during the year but higher strip ratios in the open pits and lower grade before the underground ramp up in Q4 increased the cost of production per ounce.

Sustainability

Kibali underwent a successful audit and conversion of their environmental management system to the new ISO 14001: 2015. The main community development focus during the quarter was potable water with 30 boreholes installed along the Aru-Doko road and a potable water network with multiple access points established in Durba. The Gorumbwa resettlement project (RAP) is still in progress with the planned completion in Q1 2018. The total spending on community development projects for the year was $2.0 million.

KIBALI RESULTS

	Quarter ended 31 Dec 2017	Quarter ended 30 Sep 2017	Quarter ended 31 Dec 2016	12 months ended 31 Dec 2017	12 months ended 31 Dec 2016
Mining
Tonnes mined (000)	8 878	9 663	9 785	36 522	31 879
Ore tonnes mined (000)	2 188	1 644	1 656	6 761	6 218
Milling
Tonnes processed (000)	2 004	1 840	2 026	7 619	7 296
Head grade milled (g/t)	3.1	2.9	3.3	2.9	3.1
Recovery (%)	84.7	83.5	84.1	83.4	80.0
Ounces produced	169 400	144 608	182 406	596 225	585 946
Ounces sold	164 589	143 711	166 291	604 667	568 375
Average price received ($/oz)	1 278	1 267	1 210	1 248	1 248
Cash operating costs[1] ($/oz)	613	694	598	720	678
Total cash costs[1] ($/oz)	654	753	659	773	736
Profit from mining activity[1] ($000)	102 660	73 928	91 617	287 676	291 101
Attributable (45%)
Gold sales[1] ($000)	94 624	81 963	90 527	339 683	319 217
Ounces produced	76 230	65 074	82 083	268 301	263 676
Ounces sold	74 065	64 670	74 831	272 100	255 769
Profit from mining activity[1] ($000)	46 197	33 268	41 228	129 454	130 995
Gold on hand at period end[2] ($000)	10 216	7 332	13 840	10 216	13 840

Randgold owns 45% of Kibali Goldmines SA (Kibali) with the Democratic Republic of Congo (DRC) State and joint venture partner owning 10% and 45% respectively. The group equity accounts for its 45% joint venture holding in Kibali.
1	Refer to explanation of non-GAAP measures provided.
2	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

Construction of the metallurgical facility and infrastructure

Construction of the next phase of the TSF was initiated during the quarter, providing additional capacity for carbon in leach (CIL) tails and is scheduled for completion in Q3 2018.

Azambi, the third new hydropower plant remains on schedule for completion and first power in mid 2018.

Declines

The underground produced 505kt of ore from the declines in Q4, a 13% increase from the previous quarter, continuing the planned 2017 ramp-up schedule. In addition, Kibali completed 2.7km of development from the declines during the quarter. Total underground ore tonnes mined for the year was 1 668kt, a 6% increase from the previous year.

KIBALI UNDERGROUND DECLINE RESULTS

	Quarter ended 31 Dec 2017	Quarter ended 30 Sep 2017	Quarter ended 31 Dec 2016	12 months ended 31 Dec 2017	12 months ended 31 Dec 2016
Ore tonnes mined	505 373	448 338	454 713	1 668 488	1 578 386
Development metres	2 653	2 925	3 503	11 721	13 182

Vertical shaft

The paving on the central haulage level was completed during the year, allowing haulage from the ore passes into the underground crushers to the shaft system. As indicated above, the materials handling system was also commissioned during the quarter and 118kt of ore hoisted from the shaft.

KIBALI VERTICAL SHAFT RESULTS

	Quarter ended 31 Dec 2017	Quarter ended 30 Sep 2017	Quarter ended 31 Dec 2016	12 months ended 31 Dec 2017	12 months ended 31 Dec 2016
Off shaft development metres	-	116	780	1 257	3 116
Ore tonnes hoisted	118 120	-	-	118 120	-

Capital expenditure

Total capital expenditure for the quarter amounted to $54.3 million and $244.3 million for the year (2016: $188.5 million). The increase year on year was the result of expenditure incurred on Kombokolo, Pakaka, as well as on the completion of the underground shaft in 2017. The main focus for the quarter was the completion of the underground shaft, materials handling system and further development ($28.5 million), with the shaft having been commissioned in Q4. The construction of the third hydrostation, Azambi, continued with expenditure of $6.4 million in Q4. The Gorumbwa RAP ($3.5 million) also continued in Q4. The remaining capital expenditure relates to grade control drilling (KCD-pit $1.6 million), deferred stripping activities ($5.9 million) and rebuild asset activities ($3.5 million).

DEVELOPMENT PROJECTS

SENEGAL

Massawa feasibility project

Work continued at the Massawa feasibility project during the quarter.

The Delya resource drilling was completed and resource modelling and estimation is currently underway. Metallurgical batch scale bio-oxidation testwork is also underway on fresh sulphide material. Oxide material has returned good leach recoveries of over 90%. Further geotechnical and hydrological work will be completed in Q1 2018.

Results from the second of four Central Zone pilot plant campaigns completed show an 88% overall gravity and leach recovery with a very high gravity recovery component of 55%. The back-calculated grade of the 2.5t pilot plant sample, like the first pilot plant sample reported last quarter, also returned higher grade than the current block model. The gains in grade are attributed to the large proportion of coarse gold component which is better represented in the larger sample size. The third and fourth pilot plant runs will be completed in Q1 2018 and will go a long way in confirming the grade distribution in this part of the orebody and the metallurgical response. The first of two bio-oxidation pilot plant campaigns was completed and returned 97% recovery of the bio-oxidised concentrate. Considering the flotation results obtained in testwork this will result in an overall recovery of 88% for the North Zone material. The second bio-oxidation pilot plant run will be completed in Q1 2018 and will be used to understand the metallurgical variability within the orebody.

Sterilisation drilling and satellite exploration also continued during the quarter, together with environmental, social, hydrological and ground water testwork. Outstanding items requiring completion include the infill drilling of the Central Zone, metallurgical testwork focused on the completion of the pilot plant test (whole ore leach and biox), resource and reserve updates, together with pre-mining dewatering modelling, tailings disposal, water management and pollution control designs. Finalisation of the ESIA will be completed based on the results of the above. On completion of this, Randgold anticipates being in a position to make a development decision later in the year.

Capital expenditure

Capital expenditure for the quarter amounted to $7.3 million and $29.2 million for the year (2016: $6.5 million) and related mainly to feasibility drilling activities.

EXPLORATION ACTIVITIES

This quarter concluded a year during which significant progress was made on brownfields work, defining the targets that will contribute to replacing mining depletion in years to come. The Massawa project in Senegal was successfully progressed through to feasibility and the greenfields work has expanded with new partnerships and new projects in Côte d’Ivoire and the DRC. With 157 targets in an expanding landholding of almost 15 260km2 of prospective proterozoic and archaean greenstone belts, Randgold is well positioned to sustain this momentum through 2018 and beyond. The focus continues to be the delivery of world-class projects which pass the company’s established investment filters.

MALI

Loulo

At Yalea, exploration focused on testing the limits of the Yalea plunge and Yalea intersection targets at depth to the south of the existing block model. Infill drilling within the Yalea plunge target this quarter returned strong intercepts of 38.65m @ 9.75g/t, TW 9.8m (YaDH42), and 17.0m @ 12.27g/t, TW 4.4m (YaDH36), and results of the five holes drilled in the target to date have a weighted average grade of 11.6g/t and true width of 12.8m (range 4.4m to 30.7m). Further drilling down plunge this quarter has confirmed that the target extends to approximately 500m strike length before pinching out due to a change in the footwall lithologies.

Meanwhile, exploration drilling at depth at the Yalea intersection target confirmed continuity of a panel of mineralisation with YDH276 returning 5.41m @ 4.5g/t from 1 131.1m (TW 3.83m). This panel represents a significant resource opportunity for the mine and measures 400m along strike over a vertical range of 500m with a weighted average grade of 5.0g/t and an average true width of 4.63m (range 2.4m to 8.72m) from eight holes. These targets continue to be a focus for exploration while attention also turns to the next priority targets to the immediate north of the deposit.

Scout drilling within the MZ2 underground shoot at Loulo 3 continued to confirm its potential as an underground resource. Intercepts of 3.45m @ 12.28g/t (L3DH127) and 8.1m @ 3.72g/t (L3DH128) were received during the quarter where drilling focused largely on defining and subsequently confirming that the strike extent of the plunging high grade shoot did not extend beyond the modelled 300m. Revised weighted average intersections (true width) are 4.6m @ 10.3g/t for MZ1 and 7m @ 7.13g/t for MZ2 down to 550 vertical metres and drilling is ongoing to confirm the high grade mineralisation to 700 vertical metres.

Further fieldwork on additional targets, including Saba, is on hold while the team finalises updates to interpretations and re-ranks targets within the portfolio.

Gounkoto project

At Faraba North, drilling last quarter identified the potential for a small satellite pit on narrow, high grade hangingwall structures and further drilling is planned to infill this in Q1. On the domain boundary at Faraba West, RC drilling delivered strongest results beneath historic trench FT42Ex, with FARC640 returning 6m @ 5.64g/t in the hangingwall of the domain boundary, 8m @ 0.99g/t on the domain boundary, and 8m @ 2.94g/t from 88m (including 5m @ 4.48g/t from 88m) and 28m @ 2.13g/t from 100m (including 6m @ 3.2g/t from 100m and 3m @ 3.74g/t from 113m) from two interpreted footwall mineralisation zones which dip to the west, sub-parallel to the drillhole. A twin diamond hole being drilled at the time of writing has confirmed the model with a clear angular discordance observed at the albite altered Domain Boundary. The confirmation of this key structure, 2km from the Gounkoto pit is an exciting development for the project and work will continue to trace this target along strike.

Bakolobi JV (Taurus Gold)

At Gamaye, the completion of wide-spaced RC drilling on the southern part of the structure beneath thick laterites succeeded in intersecting high grade mineralisation with GARC048 returning 19m @ 8.98g/t (from 55m) including 6m @ 25.6g/t, associated with strong silica-albite and sericite alteration overprinted by hematite and chlorite alteration with strong disseminated pyrite mineralisation. Second hole, GARC50, located 400m further to the south intersected similar mineralisation at depth with 16m @ 2.95g/t from 187m, including 3m @ 10.67g/t. Infill drilling is planned in Q1.

At Dioula, the shallow RC programme completed in the southern part of the structure extended the stronger grade in the target over 200m strike with an intersection of 34m @ 2.01g/t (from 30m) including 7m @ 8.31g/t (DLRC0052). Four diamond holes drilled at depth at Dioula confirmed the system but failed to intersect significantly stronger mineralisation.

SENEGAL

As the Massawa feasibility study progresses, exploration work this quarter focused on identifying an additional 300 000oz to add to the reserves at Massawa.

Trenching and wide-spaced RC drilling at Matiba, the northern strike extension of Sofia North, confirmed that the newly interpreted target structure is located to the east of historical work over a strike of 4km. Trench MBTR005, located 2.5km from the Sofia North resource, returned 8.4m @ 1g/t from 55.2m in a similar geological setting to Sofia North, and an infill drilling programme along the full strike of the target was initiated with the aim of locating the small <300m strike high grade zones typical of the Sofia system. Observations from drill chips are encouraging with zones of alteration and disseminated pyrite mineralisation intersected along the target. All results are pending.

At KB, drilling is in progress to test a model of mineralised fluids exploiting multiple ENE striking lithological contacts around the main intrusion. Observations from drilling are confirming 250m strike continuity of alteration and mineralisation on one structure where historical drilling intersected 6.8m @ 5.2g/t from 65.8m and 5.5m @ 4.6g/t from 99m (KB99004D). Results are pending. On a separate structure, drilling is ongoing along strike from a diamond hole drilled this quarter (KBDDH009) which intersected 7.8m @ 2.79g/t from 84.5m, 1m @ 22.4g/t from 127m and 2.8m @ 1.21g/t from 193.5m.

An infill drilling and trenching programme on the Delya Main target was completed in Q4. The programme reduced the drill spacing to 25 x 20m and included trenching, RC, and DDH drilling. Strong drill intersections have been returned throughout the programme and broadly confirm the width, grade and potential of the target. Results from the trenching are encouraging and show high grade potential in the shallow oxides over a 500m strike. Highlights include DLTR0022: 6.4m @ 7.63g/t, DLTR023: 18.2m @ 7.29g/t and DLTR024: 14.6m @ 5.24g/t. The structure hosting Delya extends in both directions along strike and this has already been confirmed over 2km by drilling to the south of the main target. Q1 work aims to test the shallow high grade potential of these strike extensions.

At Massawa South, located 1.4km south of the Massawa pit, further RC drilling has reduced the drill fence spacing to 80m. Continuity of mineralisation in this small target 2km along strike to the south of Massawa was confirmed and a sectional estimate to 120m vertical depth has returned 1.2Mt at 0.83g/t for 32 800oz.

At Lima, located to the SW of Massawa, eight holes for 837m tested the structure to 50m vertical depth over a 1km strike. Initial results (LMRC001) confirmed the main zone with 8m @ 2.02g/t (from 12m) intersected within a deformed quartz feldspar porphyry in volcaniclastics. The remaining results are pending.

Further drilling in Q1 is planned on the Kawsara, Makana and Kaliana targets.

CÔTE D’IVOIRE

Boundiali

The focus this quarter has been on the remodelling and interpretation of the drilling results reported in Q3. Drilling intersected weak to moderate gold grades, within a 200m to 350m wide hydrothermal alteration system over a strike of 9km. The highest grade portions of the system were confirmed around Fonondara Main where the number of mineralised, sub-parallel structures increases and where there is the potential for 1Moz in a $1 000/oz pit. However, the geometry of the mineralised system is complex with multiple bifurcating structures diverging and converging, creating a range of tight plunging shoots in an array of orientations at their intersection. Further drilling to confirm the nature of these shoots is to be carried out in Q1.

However, the exploration focus remains on the prospectivity of the 50km long Fonondara structure. Therefore, in addition to Fonondara, the team has prioritised a portfolio of additional targets which will be evaluated through 2018. Sani, for example, is 30km to the north of Fonondara and features a wide zone of low grade mineralisation. The target remains open to the south and first results from Q4 drilling confirm the thick mineralised system previously defined in the target, with 83m @ 0.94g/t from 0m including 23m @ 2.29g/t from 48m in SANRC001. Meanwhile, 6m @ 15.72g/t from 1m in SANRC002 drilled 500m to the south is a new result. Drilling is still in progress to extend this mineralisation. In Q1, a detailed airborne VTEM survey is planned over the Fonondara structure to assist with targeting and interpretation.

Mankono/Sissedougou

The team has been building on the strong trench results obtained last quarter at Gbongogo south, located southwest of the Gbongogo main target, where work previously identified a +1Moz potential in a mineralised intrusion. This quarter, trenching extended the strike of the Gbongogo system in both directions to 1.3km with a best result of 11m @ 2.14g/t including 3.8m @ 4.28g/t. The target is still open and further trenches are in progress along strike to the north where the strongest grades were returned while additional sub-parallel targets are also being tested.

A programme of five diamond drill holes was completed beneath strongly mineralised trenches over 900m strike of the Gbongogo south target. Results from the first four holes have confirmed the continuity of geology, mineralisation and alteration but grades are lower than those seen in the trenches. Results from that drilling include 10m @ 1.03g/t from 240.8m; 16.30m @ 1.07g/t including 1m @ 4.32g/t and 1.1m @ 3.88g/t in GBDDH013; 37m @ 1.15g/t including 5.50m @ 3.21g/t from 170.2m and 4.60m @ 2.64g/t from 179m in GBDDH014; and 12.7m @ 2.15g/t from 205.3m including 3.90m @ 5.34g/t in GBDDH015. The alteration system is up to 160m wide and is composed of silica, ankerite, tourmaline and disseminated pyrite. However, the key control of the mineralisation at Gbongogo south is the quartz tourmaline veining and/or the tourmaline alteration with the mineralisation being stronger where the veins have undergone ductile deformation, shearing or folding. The Gbongogo south system is still a priority target due to the scale of the alteration system and the multiple styles of mineralisation and work will continue to infill and step-out along strike.

A second phase of diamond drilling has also commenced on the main target of Gbongogo to investigate the continuity at depth of the intrusive within the conceptual $1 000/oz pit shell. Two holes have confirmed the northern lobe of the mineralised intrusion with an average thickness of 94m at +200m vertical depth with strong quartz tourmaline veins, sulphides and alteration. The first hole GBDDH017 returned 92.65m @ 0.82g/t including 20.2m @ 1.92g/t which is a lower grade than shallower holes but is drilled parallel to the mineralised veins. Further results are pending. Field traverses and core reviews have commenced at the adjacent Sissedougou permit to build a geological framework prior to the VTEM survey being flown in Q1. Sissedougou contains a number of largely untested strong soil anomalies, some of which have been observed to be affected by the same tourmaline alteration system as Gbongogo up to 25km away.

Nielle

At Tongon, drilling of three deep holes at Tongon NZ was completed and did not confirm the presence of a high grade underground target. However, they led to the definition of a consistent higher grade zone of ore in the western part of the NZ orebody which may permit the pit to support a slightly higher strip ratio.

Gradient array IP surveys were completed over both the Shadow and Kadjolo targets and are being integrated into the surface work to help define targets for additional trenching and drilling. At Nafoun East, two trenches where excavated returning significant intercepts of (NET011) 27.70m @ 1.34g/t from 36m and (NET012) 45m @ 1.77g/t from 34m (including 28m @ 2.52g/t), confirming the mineralisation over 200m strike.

Generative work continues across Côte d’Ivoire, while during the quarter a team completed traverses across the SE part of the country as part of the work under the JV with Newcrest.

DRC

Kibali

The proximity of the Rhino and Agbarabo targets to the community means that the cost of open pit, hard rock mining is likely to be too high, with only 10% of the potential resource being amenable to free digging. RAP costs are being evaluated but the project is likely to be a small oxide pit opportunity while the underground potential is still being assessed.

Final assay results of the KCD down plunge hole DDD602, which was designed to intersect the folded BIF model around which the Kibali mineralisation is focused (600m down plunge beyond the known model) were received this quarter. Assay results support the down plunge continuity of mineralised system. Intercepts recorded include 16.8m @ 6.47g/t from 668m and 12m @ 0.83g/t from 708.8m interpreted as the extension of the 5102 lode, and two other intercepts of 8.4m @ 3.58g/t from 725.6m and 7.2m @ 1.07g/t from 741.2m interpreted as the extension of the 5101 lode. A new domain (12000 lode) below the known 9000 lode was intersected and is interpreted to be the down plunge projection of Sessenge SW some 2.6km up plunge. Mineralisation in this lode is associated with pyrite and arsenopyrite on the contacts of the BIF. Intercepts recorded include 16.67m @ 2.27g/t from 1 318m including 3.07m @ 3.24g/t and 2.4m @ 3.79g/t, and 4.3m @ 1.01g/t from 1 349m, 6m @ 1.47g/t from 1 359m, 4.61m @ 1.76g/t from 1 393m. The updated BIF model provides the geological framework for KCD drilling as the resources are extended down plunge. At the same time, wide-spaced drilling from underground will begin to test the 12000 lode model.

At Kalimva, further infill drilling was completed and observations and results support the model of a tabular zone of silica-chlorite alteration with pyrite mineralisation. Drilling has identified the presence of five stacked higher grade shoots (>2g/t) along the 1.6km mineralised envelope and an updated sectional estimate returned 910koz @ 1.89g/t. Infill drilling at Kalimva is ongoing with results this quarter from the centre of the target returning 8m @ 2.83g/t from 46m including 4m @ 4.5g/t (KVRC0054) and 32m @ 1.44g/t from 134m including 8m @ 2.09g/t and 8m @ 2.51g/t (KVRC0057). During Q1 and based on an updated model and pit optimisation, a decision will be made on the optimal timing of the development of Kalimva.

At Ikamva, to the immediate west of Kalimva, a fence of close spaced RC holes, drilled 470m down plunge from an old Belgian era pit, returned results including 4m @ 2.78g/t from 124m, 4m @ 0.78g/t from 138m and 2m @ 2.14g/t from 156m (IVRC0096) and 28m @ 1.05g/t from 132m including 4m @ 3.2g/t (IVRC0097). Infill drilling is in progress over the main shoot at shallower depths and results will be reported in the coming quarter.

Moku JV (SMB)

Following the imposition in December 2017 of sanctions by the US Government applicable to Moku Goldmines AG and certain affiliates, all exploration activities were suspended under the joint venture arrangements with Société Minière Moku-Beverendi SA and Moku Goldmines AG. Randgold will continue to comply with all applicable sanctions. Currently, the team is involved in the demobilisation of equipment and relocation of skills to other local projects in the DRC (Kibali and Ngayu).

Ngayu JV (Loncor/Devon)

At Anguluku, three targets have been identified along the 5km long antiform in the centre of the target area. From northwest to southeast these are Golgotha, Anguluku and Baberu Bayinda. Golgotha displays strong gold anomalism, multiple contrasting lithologies and extensive artisanal mining activity in folded BIFs. Lithosample assay results are pending. Anguluku is a folded, mineralised BIF with results of six recent lithological samples grading up to 2.94g/t. Baberu Bayinga in the SE is located in an anomalous basin with numerous past and present artisanal activities, with multiple anomalous lithosamples in cherty BIF up to 0.73g/t. Additional mapping and auger drilling programmes are planned for Q1 to further evaluate these targets. Vehicle access to the main targets in the west of the belt has now been achieved and reconnaissance work there has begun.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

$000	Unaudited quarter ended 31 Dec 2017	Unaudited quarter ended 30 Sep 2017	Unaudited quarter ended 31 Dec 2016	Unaudited 12 months ended 31 Dec 2017	Audited 12 months ended 31 Dec 2016
REVENUES
Gold sales on spot	328 618	298 093	356 387	1 280 217	1 200 777
Total revenues	328 618	298 093	356 387	1 280 217	1 200 777
Share of profits/(losses) of equity accounted joint ventures	13 692	6 909	(3 243)	11 950	17 299
Other income	1 385	3 608	1 228	14 928	5 960
Total income	343 695	308 610	354 372	1 307 095	1 224 036
COST AND EXPENSES
Mine production costs	123 754	121 428	107 217	473 909	461 522
Movement in production inventory and ore stockpiles	3 498	(3 305)	13 352	(12 095)	13 239
Depreciation and amortisation	51 161	50 540	61 399	182 900	175 343
Other mining and processing costs	15 672	16 540	14 779	63 125	60 141
Mining and processing costs	194 085	185 203	196 747	707 839	710 245
Royalties	16 522	15 468	18 370	65 663	62 377
Exploration and corporate expenditure	12 172	11 882	7 997	47 785	41 202
Other expenses	7 865	-	1 991	7 865	5 967
Total costs	230 644	212 553	225 105	829 152	819 791
Finance income	3 082	1 148	454	6 018	1 553
Finance costs	(1 840)	(420)	(1 927)	(3 107)	(3 193)
Finance income/(costs) – net	1 242	728	(1 473)	2 911	(1 640)
Profit before income tax	114 293	96 785	127 794	480 854	402 605
Income tax expense	(27 206)	(36 537)	(33 470)	(145 807)	(108 384)
Profit for the period	87 087	60 248	94 324	335 047	294 221
Other comprehensive income
Profit/(loss) on available-for-sale financial assets	-	-	(7)	-	6
Share of equity accounted joint ventures other comprehensive profit/(loss)	-	1	-	(17)	1 600
Total other comprehensive income/(expense)	-	1	(7)	(17)	1 606
Total comprehensive income	87 087	60 249	94 317	335 030	295 827
Profit attributable to:
Owners of the parent	75 459	48 709	78 520	278 017	247 474
Non-controlling interests	11 628	11 539	15 804	57 030	46 747
	87 087	60 248	94 324	335 047	294 221
Total comprehensive income attributable to:
Owners of the parent	75 459	48 710	78 513	278 000	249 080
Non-controlling interests	11 628	11 539	15 804	57 030	46 747
	87 087	60 249	94 317	335 030	295 827
Basic earnings per share ($)	0.80	0.52	0.84	2.96	2.64
Diluted earnings per share ($)	0.79	0.51	0.83	2.92	2.61
Average shares in issue (000)	94 125	94 103	93 790	94 055	93 644

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

$000	Unaudited at 31 Dec 2017	Unaudited at 30 Sep 2017	Audited at 31 Dec 2016
Assets
Non-current assets
Property, plant and equipment	1 577 284	1 569 573	1 560 860
Cost	2 661 745	2 602 873	2 462 421
Accumulated depreciation and amortisation	(1 084 461)	(1 033 300)	(901 561)
Long-term ore stockpiles	159 534	161 177	164 706
Trade and other receivables	55 052	-	-
Investments in equity accounted joint ventures	1 440 610	1 427 147	1 414 211
Other investments in joint ventures	50 109	42 584	34 423
Total investments in joint ventures	1 490 719	1 469 731	1 448 634
Total non-current assets	3 282 589	3 200 481	3 174 200
Current assets
Inventories and ore stockpiles	116 797	135 092	119 027
Trade and other receivables	184 275	224 190	231 430
Cash and cash equivalents	719 808	621 576	516 301
Total current assets	1 020 880	980 858	866 758
Total assets	4 303 469	4 181 339	4 040 958
Equity attributable to owners of the parent	3 706 355	3 628 067	3 498 699
Non-controlling interests	285 914	276 567	253 258
Total equity	3 992 269	3 904 634	3 751 957
Non-current liabilities
Loans from minority shareholders	2 765	2 765	2 765
Deferred tax	52 781	51 067	42 386
Provision for rehabilitation	55 738	55 455	55 455
Total non-current liabilities	111 284	109 287	100 606
Current liabilities
Trade and other payables	149 288	119 014	127 377
Current income tax payable	50 628	48 404	61 018
Total current liabilities	199 916	167 418	188 395
Total equity and liabilities	4 303 469	4 181 339	4 040 958

These results are presented as the fourth quarter ended 31 December 2017. They have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (IFRS) on a basis that is consistent with the accounting policies applied by the group in its audited consolidated financial statements for the year ended 31 December 2016, and which will form the basis of the 2017 annual report. No new or amended accounting standards effective for 2017 have had a significant impact on the group. This announcement has been prepared in compliance with IAS 34 - Interim Financial Reporting. These results do not include all the notes of the type normally included in an annual financial report. Accordingly, this condensed report is to be read in conjunction with the annual report for the year 31 December 2016, and any public announcements made by the group during the reporting period. While the information included in this announcement has been prepared in accordance with the recognition and measurement criteria of IFRS, this announcement does not itself contain sufficient information to comply with IFRS. The auditors’ report for the year ended 31 December 2016 was unqualified and did not include references to any matters which the auditor drew attention to by way of emphasis without qualifying their report.

Property, plant and equipment increased by $58.9 million for the three months ended 31 December 2017 and was mainly attributable to capital expenditure at the Loulo-Gounkoto complex of $35.2 million. Of this amount, $16.6 million was spent on the development of the Yalea and Gara underground mines, while $12.3 million was spent on ongoing capital and exploration, including work on the Gounkoto super pit. A further $6.1 million was spent at Gounkoto on stripping activities. Ongoing capital and exploration expenditure at Tongon was $3.8 million as well as $1.7 million on stripping activities. During the quarter $7.3 million was spent at the Massawa feasibility project.

Property, plant and equipment cost increased by $199.3 million for the year ended 31 December 2017, and was mainly attributable to capital expenditure at the Loulo-Gounkoto complex of $129.9 million. Of this amount, $64.2 million was spent on the development of the Yalea and Gara underground mines, $24.4 million was spent on ongoing capital and exploration and $18.5 million was recognised as a stripping asset in respect of the Gounkoto open pit pushback. The ore made available will be fed in 2018 as per the mine plan. Capital expenditure at Tongon of $20.0 million consisted of mining fleet rebuild activities ($9.9 million), exploration capital ($1.1 million), ongoing capital spent ($7.4 million) with $1.7 million recognised as a stripping asset in respect of the pit pushback relating to ore which will be fed in 2018 as per the mine plan. During the year, $29.2 million was spent at the Massawa feasibility project. A cost update of the rehabilitation provisions was undertaken at year end with the rehabilitation assets at the mines remaining in line with prior year.

The group’s commitments (including its share of equity accounted joint ventures) at 31 December 2017 amounted to $42.2 million, with the majority relating to RAL ($16.3 million), Kibali ($8.6 million attributable), the Loulo-Gounkoto complex ($15.1 million) and Tongon ($2.2 million).

The long term ore stockpiles balance of $159.5 million relates to the portion of ore stockpiles at Loulo, Gounkoto and Tongon which are anticipated to be processed after more than one year, in line with the respective mine plans. The balance is in line with the balance at 30 September 2017.

The 3% decrease from 31 December 2016 relates to a decrease in the long term stockpile balances at Tongon and at Loulo in line with the mine plans.

The increase in non-current trade and other receivables of $55.1 million from 30 September 2017 ($nil) and 31 December 2016 ($nil) relates to the portion of value added tax (TVA) receivable to be received in more than one year. The increase in the non-current portion is due to a re-assessment of the expected timing of TVA offsets to be made.

Investments in equity accounted joint ventures reflect the group’s share of its equity accounted investments, mainly Kibali as well as Morila, and the group’s asset leasing joint ventures. Other investments in joint ventures reflect the group’s loans advanced to the group’s asset leasing joint ventures.

The balance of $1.5 billion in total investment in joint ventures at 31 December 2017 increased by $21.0 million against the balance at 30 September 2017 and the movement in the quarter mainly reflects profits earned ($13.7 million) and loans granted to the group’s asset leasing joint ventures ($7.3 million).

The increase year on year of $42.1 million in total investment in joint ventures mainly reflects the group’s share of profits earned $12.0 million (31 December 2016: $17.3 million) as well as loans advanced to the group’s asset leasing joint ventures of $ 30.1 million.

Current inventories and ore stockpiles of $116.8 million decreased by 14% from the balances at 30 September 2017. This is due to a decrease in consumable balances across the group, a decrease in the stockpile balance at Gounkoto and a lower gold on hand balance at Tongon due to the timing of shipments.

Year on year current inventories and ore stockpiles were in line.

Trade and other receivables at 31 December 2017 (including the long-term portion) increased by 7% from the balances at 30 September 2017 and by 3% from the balances at 31 December 2016 as a result of an increase in TVA balances at Loulo.

The total outstanding refundable TVA balances in Mali amount to $121.4 million (30 September 2017: $110.0 million; 31 December 2016: $94.4 million) and include 100% of the Loulo and Gounkoto TVA receivables and the attributable portion of the Morila TVA receivable of $7.0 million (30 September 2017: $5.0 million; 31 December 2016: $12.6 million). Morila, Loulo and Gounkoto have the legal right, under the terms of their respective mining conventions, to offset other taxes payable to the State of Mali against these refundable TVA balances. Management continues to pursue the cash settlement of these TVA balances.

The group’s share of the TVA balance at Kibali amounted to $70.2 million (30 September 2017: $58.4 million; 31 December 2016: $74.1 million). The Morila and Kibali TVA balances are included in the group’s investment in joint ventures line.

As disclosed in Q4 2016, the International Center for Settlement of Investment Disputes’ (ICSID) arbitration tribunal issued its final and binding award in June 2016, resulting in Loulo being awarded $29.2 million in principle (together with an award for costs and interest) from the State of Mali, for monies found by the tribunal to have been wrongfully taken by the government through TVA credits. This amount was subsequently paid during the third quarter of 2016. In addition, the arbitration ruled that TVA withholding tax on foreign suppliers was due to the State of Mali, although amounts were also confirmed to be recoverable as TVA receivables such that the TVA payable is matched by an equal TVA receivable. The arbitration however related to only a portion of the various tax claims which have been received from the State of Mali in respect of its Mali operations. The outstanding claims in respect of its Mali operations totalled $200.5 million at the end of the current quarter.

Having taken professional advice, the group considers material elements of the remaining claims to be without merit or foundation and is strongly defending its position in relation to these claims and following the appropriate legal process. Accordingly, no provision has been made for the material claims and the likelihood of a material outflow of economic benefits in respect of such claims is considered improbable under IFRS. Loulo, Gounkoto and Morila each have legally binding establishment conventions which guarantee fiscal stability, govern the taxes applicable to the companies and allow for international arbitration in the event a dispute cannot be resolved in the country. Management continues to engage with the Malian authorities at the highest level to resolve these outstanding fiscal issues. During the third quarter of 2016, the group received payment demands for these disputed amounts, and while it was engaged with the authorities on these demands, its office in Bamako was closed by the authorities but subsequently reopened in October. During October 2016, the group paid tax advances to the State of Mali in the amount of $25 million, to ensure that it could continue to engage with the Malian authorities to resolve the tax disputes, noting that any amounts which were legally not due would be refunded. These amounts are shown in trade and other receivables.

The increase in cash of $98.2 million since 30 September 2017 largely reflects the strong operational cash flows from the Loulo, Gounkoto and Tongon mines ($188.8 million), offset by taxes paid during the quarter ($29.4 million) and the group’s continued investment in capital expenditure in its subsidiaries ($55.6 million).

The increase in cash of $203.5 million since 31 December 2016 primarily reflects the strong operational cash flows from the Loulo, Gounkoto and Tongon mines ($695.6 million), partially offset by the group’s continued investment in capital expenditure in its subsidiaries ($196.0 million), cash dividends paid to the company’s shareholders ($94.0 million), investment in equity accounted joint ventures ($30.9 million) and tax paid ($151.8 million).

This report has been prepared on a going concern basis as the directors believe that based on the company's current cash resources and facilities, projected operating cash flows and capital expenditure, the company is confident it will be able to meet its obligations at the prevailing gold price for the foreseeable future, a period of not less than 12 months from the date of this report.

Deferred tax of $52.8 million was in line with the balances at 30 September 2017. Deferred tax increased by $10.4 million from balances at 31 December 2016 mainly due to changes in the Life of Mine (LoM) units of production depreciation estimates at the Loulo-Gounkoto complex and at Tongon during the year.

The provision for rehabilitation was in line with balances as at 30 September 2017 and 31 December 2016.

Trade and other payables of $149.3 million increased by 25% from the balance at 30 September 2017 and by 17% compared to the balances at 31 December 2016. The increases are mainly a result of the increase in supplier and accrual balances at the Loulo-Gounkoto Complex.

Current tax payable of $50.6 million increased by $2.2 million from the balances at 30 September 2017 as the result of higher profits in the current quarter. Current tax payable decreased by $10.4 million against the balances at 31 December 2016 as a result of the timing of corporation taxes paid in the current period.

CONSOLIDATED CASH FLOW STATEMENT

$000	Unaudited quarter ended 31 Dec 2017	Unaudited quarter ended 30 Sep 2017	Unaudited quarter ended 31 Dec 2016	Unaudited 12 months ended 31 Dec 2017	Audited 12 months ended 31 Dec 2016
Profit after tax	87 087	60 248	94 324	335 047	294 221
Income tax expense	27 206	36 537	33 470	145 807	108 384
Profit before income tax	114 293	96 785	127 794	480 854	402 605
Share of (profits)/losses of equity accounted joint ventures	(13 692)	(6 909)	3 243	(11 950)	(17 299)
Adjustment for non-cash items	66 389	61 937	75 435	234 380	216 633
Effects of change in operating working capital items	21 806	18 986	(11 805)	(7 641)	(37 477)
Receivables	(34 052)	24 727	(13 089)	(44 417)	(53 319)
Inventories and ore stockpiles	19 938	6 097	3 061	7 402	14 577
Trade and other payables	35 920	(11 838)	(1 777)	29 374	1 265
Cash generated from operations	188 796	170 799	194 667	695 643	564 462
Dividends received from equity accounted joint ventures	4 000	-	21 000	4 000	26 000
Income tax paid	(29 400)	(51 854)	(11 002)	(151 845)	(69 235)
Net cash generated from operating activities	163 396	118 945	204 665	547 798	521 227
Additions to property, plant and equipment	(55 587)	(54 889)	(50 265)	(195 979)	(170 783)
Sale of shares in available-for-sale financial assets	-	-	-	-	1 982
Funds invested in equity accounted joint ventures	(7 296)	(1 627)	-	(30 915)	-
Loans repaid by equity accounted joint ventures	-	-	2 602	746	11 934
Acquisition of additional interest in Tongon	-	-	(378)	-	(718)
Net cash used by investing activities	(62 883)	(56 516)	(48 041)	(226 148)	(157 585)
Proceeds from issue of ordinary shares	-	244	444	277	3 233
Dividends paid to company’s shareholders	-	-	-	(94 046)	(52 091)
Dividends paid to non-controlling interests	(2 281)	(13 935)	(1 870)	(24 374)	(11 855)
Net cash used by financing activities	(2 281)	(13 691)	(1 426)	(118 143)	(60 713)
Net increase in cash and cash equivalents	98 232	48 738	155 198	203 507	302 929
Cash and cash equivalents at beginning of period	621 576	572 838	361 103	516 301	213 372
Cash and cash equivalents at end of period	719 808	621 576	516 301	719 808	516 301

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Number of ordinary shares	Share capital $000	Share premium $000	Other reserves[1] $000	Retained earnings $000	Total equity attributable to owners of parent $000	Non- controlling interests $000	Total equity $000
Balance - 31 Dec 2015 - audited	93 232 920	4 662	1 493 781	67 005	1 708 151	3 273 599	218 706	3 492 305
Fair value movement on available-for-sale financial assets[1]	-	-	-	6	-	6	-	6
Share of other comprehensive income of joint ventures[1]	-	-	-	1 600	-	1 600	-	1 600
Other comprehensive income	-	-	-	1 606	-	1 606	-	1 606
Net profit for the period	-	-	-	-	247 474	247 474	46 747	294 221
Total comprehensive income for the period	-	-	-	1 606	247 474	249 080	46 747	295 827
Share-based payments	-	-	-	22 545	-	22 545	-	22 545
Share options exercised	109 413	5	3 228	-	-	3 233	-	3 233
Reserves transfer on exercise of options previously expensed under IFRS 2	-	-	1 052	(1 052)	-	-	-	-
Shares vested[2]	358 329	18	29 656	(26 963)	-	2 711	-	2 711
Dividend relating to 2015	103 090	5	9 609	-	(61 705)	(52 091)	-	(52 091)
Non-controlling interest share of Gounkoto and Tongon dividend	-	-	-	-	-	-	(11 855)	(11 855)
Purchase of additional share in Tongon	-	-	-	-	(378)	(378)	(340)	(718)
Balance - 31 Dec 2016 - audited	93 803 752	4 690	1 537 326	63 141	1 893 542	3 498 699	253 258	3 751 957
Fair value movement on available-for-sale financial assets[1]	-	-	-	-	-	-	-	-
Share of other comprehensive income of joint ventures[1]	-	-	-	(17)	-	(17)		(17)
Other comprehensive income	-	-	-	(17)	-	(17)	-	(17)
Net profit for the period	-	-	-	-	278 017	278 017	57 030	335 047
Total comprehensive income for the period	-	-	-	(17)	278 017	278 000	57 030	335 030
Share-based payments	-	-	-	21 779	-	21 779	-	21 779
Share options exercised	10 306	1	276	-	-	277	-	277
Reserves transfer on exercise of options previously expensed under IFRS 2	-	-	72	(72)	-	-	-	-
Shares vested[2]	310 814	16	25 687	(24 057)	-	1 646	-	1 646
Dividend relating to 2016	-	-	-	-	(94 046)	(94 046)	-	(94 046)
Non-controlling interest share of Gounkoto and Tongon dividend	-	-	-	-	-	-	(24 374)	(24 374)
Balance – 31 Dec 2017 - unaudited	94 124 872	4 707	1 563 361	60 774	2 077 513	3 706 355	285 914	3 992 269

1	Other reserves include the cumulative charge recognised under IFRS 2 in respect of share option schemes (net of amounts transferred to share capital and share premium) as well as the foreign currency translation reserve and the movements in available-for-sale financial assets.
2	Restricted shares were issued as remuneration to executive directors and senior management. Shares were also issued to executive directors following approval of their annual bonuses and to non-executive directors as fees. The transfer between ‘other reserves’ and ‘share premium’ in respect of the shares vested represents the cost calculated in accordance with IFRS 2.

NON-GAAP MEASURES

Randgold has identified certain measures that it believes will assist understanding of the performance of the business. As the measures are not defined under IFRS they may not be directly comparable with other companies’ adjusted measures. The non-GAAP measures are not intended to be a substitute for, or superior to, any IFRS measures of performance but management has included them as these are considered to be important comparables and key measures used within the business for assessing performance.

These measures are explained further below:

Total cash costs and cash cost per ounce are non-GAAP measures. Total cash costs and total cash cost per ounce are calculated using guidance issued by the Gold Institute. The Gold Institute was a non-profit industry association comprising leading gold producers, refiners, bullion suppliers and manufacturers. This institute has now been incorporated into the National Mining Association. The guidance was first issued in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute’s guidance, include mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, and royalties. Total cash costs exclude costs associated with capitalised stripping activities. Total cash costs and total cash cost per ounce also include our share of our equity accounted joint ventures’ total cash costs and total cash cost per ounce.

Total cash cost per ounce is calculated by dividing total cash costs, as determined using the Gold Institute guidance, by gold ounces sold for the periods presented. Total cash costs and total cash cost per ounce are calculated on a consistent basis for the periods presented. Total cash costs and total cash cost per ounce should not be considered by investors as an alternative to operating profit or net profit attributable to shareholders, as an alternative to other IFRS measures or an indicator of our performance. The data does not have a meaning prescribed by IFRS and therefore amounts presented may not be comparable to data presented by gold producers who do not follow the guidance provided by the Gold Institute. In particular depreciation and amortisation would be included in a measure of total costs of producing gold under IFRS, but are not included in total cash costs under the guidance provided by the Gold Institute.

Furthermore, while the Gold Institute has provided a definition for the calculation of total cash costs and total cash cost per ounce, the calculation of these numbers may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, Randgold believes that total cash cost per ounce is a useful indicator to investors and management of a mining company’s performance as it provides an indication of a company’s profitability and efficiency, the trends in cash costs as the company’s operations mature, and a benchmark of performance to allow for comparison against other companies.

Cash operating costs and cash operating cost per ounce are calculated by deducting royalties from total cash costs. Cash operating cost per ounce is calculated by dividing cash operating costs by gold ounces sold for the periods presented.

Gold sales is a non-GAAP measure. It represents the sales of gold at spot and the gains/losses on hedge contracts which have been delivered into at the designated maturity date. It excludes gains/losses on hedge contracts which have been rolled forward to match future sales. This adjustment is considered appropriate because no cash is received/paid in respect of these contracts. Randgold currently does not have any hedge positions. Gold sales include our share of our equity accounted joint ventures’ gold sales.

Profit from mining activity is calculated by subtracting total cash costs from gold sales for all periods presented. Profit from mining includes our share of our equity accounted joint ventures.

Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period. Gold on hand includes our share of our equity accounted joint ventures’ gold on hand.

The group non-GAAP measures presented in the ‘Summarised financial information’ in the accompanying table include the group’s share of each operating mine, together with adjustments to eliminate intergroup transactions.

The accompanying table reconciles gold sales, total cash costs and profit from mining activity as non-GAAP measures, to the information provided in the statement of comprehensive income, determined in accordance with IFRS, for each of the periods set out therein.

NON-GAAP

$000	Unaudited quarter ended 31 Dec 2017	Unaudited quarter ended 30 Sep 2017	Unaudited quarter ended 31 Dec 2016	Unaudited 12 months ended 31 Dec 2017	Unaudited 12 months ended 31 Dec 2016
Gold sales per IFRS[1]	328 618	298 093	356 387	1 280 217	1 200 777
Gold sales adjustments for joint ventures[2]	106 196	89 683	96 664	374 112	345 253
Gold sales[3]	434 814	387 776	453 051	1 654 329	1 546 030
Mine production costs	123 754	121 428	107 217	473 909	461 522
Movement in production inventory and ore stockpiles[1]	3 498	(3 305)	13 352	(12 095)	13 239
Royalties including adjustment for joint ventures	20 238	19 747	23 278	82 087	78 759
Royalty adjustment for joint ventures	(3 716)	(4 279)	(4 908)	(16 424)	(16 382)
Total royalties[1]	16 522	15 468	18 370	65 663	62 377
Other mining and processing costs[1]	15 672	16 540	14 779	63 125	60 141
Cash costs adjustments for joint ventures[2]	53 844	51 759	52 577	224 745	197 153
Total cash costs[3]	213 290	201 890	206 295	815 347	794 432
Profit from mining activity[3]	221 524	185 886	246 756	838 982	751 598
Ounces sold	340 177	302 620	375 718	1 314 984	1 242 366
Total cash cost per ounce sold[3]	627	667	549	620	639
Cash operating cost per ounce sold[3]	568	602	487	558	576
Gold on hand at period end[3]	31 215	29 891	27 772	31 215	27 772

1	Figures extracted from IFRS results.
2	The group includes the gold sales and cash costs associated with the joint venture results in its non-GAAP measures. The gold sales adjustments reflect our 40% share of Morila’s gold sales and 45% share of Kibali’s gold sales. The cash costs adjustments primarily reflect our 40% share of Morila’s cash costs, 45% of Kibali’s cash costs, as well as our 50.1% share in the asset leasing companies) cash cost adjustments. Morila, Kibali and the asset leasing companies are equity accounted for under IFRS.

PRINCIPAL RISK FACTORS AND UNCERTAINTIES

The group is subject to a variety of risks and uncertainties which are the result of not only the business environment in which it operates but also of other factors over which it has little or no control. The board, as part of its role in providing strategic oversight and stewardship of the company, is responsible for the group’s systems of risk management and internal control as well as reviewing their operational effectiveness on a regular basis. We are continually evaluating risks to ensure the business achieves its strategic objectives; however the principal risks and uncertainties which could impact the group’s long term performance remain those detailed in the group’s 2016 annual report and financial statements, a copy of which is available on the group’s website www.randgoldresources.com.

The group’s strategy takes into account known risks but there may be additional risks unknown to the group and other risks, currently believed to be immaterial, which could develop into material risks. It is recognised that the group is exposed to risks wider than those listed. However, we have disclosed those we believe are likely to have the greatest impact on our business at this moment in time and those that have been the subject of debate at recent board or audit committee meetings. The principal risks and uncertainties may materialise individually, simultaneously or in combination and should be considered in connection with any forward looking statements in this document, the 2016 annual report and the information available on the group’s website.

PRINCIPAL RISK FACTORS AND UNCERTAINTIES

EXTERNAL RISKS	NATURE AND IMPACT
Gold price volatility	Gold price volatility can result in material and adverse movement in the group’s operating results, asset values, revenues and cash flows. Sustained or significant declines in the gold price will affect earnings and cash flow. Group planning, forecasting and long term financial strategy are subject to gold price assumptions and therefore changes to the gold price may have an adverse effect the group’s ability to fund its capital projects.
Country risk	The group operates in jurisdictions where changes may occur to the political environment and governments may seek a greater share of mineral wealth. Inadequate monitoring of in-country political instability and uncertainty or failure to adapt to changes to terms applicable to the group’s operations may impact the ability to sustain operations, prevent the group from making future investments or result in increased costs for the group.
Corporate, social and environmental responsibility	Some of the group’s current and potential operations are located near communities that may regard these operations as being detrimental to them. Poor management of stakeholder communication and expectations with a lack of community development activities or regard for environmental responsibility may lead to the inability to sustain operations in the area and impact the group’s ability to expand into other regions. Failure to understand social and environmental contexts can lead to insufficient planning, resourcing and costing of projects. Failure to comply with environmental regulations could lead to fines and, in the extreme, loss of operating licence.
Supply routes	Due to the remote location of the operations the disruption of supply routes may cause delays with construction and mine activities. Supply chain failures, disruptions or significantly increased costs within the supply chain could have an adverse effect on the group’s operations.
FINANCIAL RISKS	NATURE AND IMPACT
Operating and capital cost control	Operating cost and capital cost control are a key factor in the group’s profitability. Failure to control operating cost of production or operational objectives will result in reduced margins and profitability. Failure or inability to monitor capital expenditure and progress of capital projects may result in financial losses, overspend on projects and cause returns to be eroded. General cost inflation in the mining sector could affect the operations and projects resulting in significant pressure on operating and capital costs.
In-country tax regimes	The group operates in jurisdictions which may change tax or fiscal regimes and regulations and, failure to adapt to such issues may result in fines and financial losses. Inability to enforce legislation over tax or incorrectly applied legislation may result in lengthy arbitration and loss of profits.

OPERATIONAL RISKS	NATURE AND IMPACT
Production, reserves and resources	The group’s mining operations may yield less gold under actual production conditions than indicated by its gold reserve figures, which are estimates based on a number of assumptions, including mining and recovery factors, production costs and gold price. In such instances the group’s profitability may be affected should actual production be lower than indicated reserves. Should the prevailing gold price not support or sustain the valuation the carrying value of assets may be impaired.
Environmental, health, safety and security incident	The mining sector is subject extensive health, safety and environmental laws, regulations and standards alongside stakeholder expectations. Failure to maintain environmental, health and safety standards’ may result in significant environmental or safety incidents or deterioration in safety performance standards leading to loss of life or significant loss of time and disruption or damage to operations. Evolving regulation and standards could result in increased costs, litigation or in extreme cases may threaten the viability of an operation.
Risks associated with underground mining and geotechnical failure	The group has a number of underground projects which are subject to the extensive risks associated with underground mining. Failure to monitor or mitigate such risks may affect the profitability of the group and the operational performance. Failure to consider geotechnical failure in planning and then monitor the impact during operations may impact the geotechnical stability of pits and underground mining operations. Extreme weather conditions such as high rainfall may also impact the geotechnical stability of the pits and therefore could impact mining operations.
STRATEGIC RISKS	NATURE AND IMPACT
Lack of identification of new exploration targets and exploration failure	The replacement of reserves and resources is key to the long term delivery of the group’s exploration led growth strategy and therefore the lack of identification of new exploration targets may lead to a loss of revenue and an inability to grow and meet strategic objectives. Exploration and development are costly activities with no guarantee of success, but are necessary for future growth of the group.

GENERAL

The past year saw another increase in production for the group, 5% above the guidance range given at the start of the year, while total cash cost per ounce reduced by 3%, falling within the guidance range. Looking ahead, the group is forecasting production for 2018 of between 1.30Moz and 1.35Moz. Production is expected to increase gradually over the first three quarters of the year, and is slightly weighted to the second half. Management is targeting a total cash cost per ounce for the group, after royalties, of between $590/oz and $640/oz for the year, which takes into account the effect of the current increases in the oil price and the euro:dollar exchange rate. Given Randgold’s commitment to growing through discovery and development, the company will continue to commit significant expenditure to exploration, with corporate and exploration expenses of approximately $50 to $60 million anticipated in 2018.

Total group capital expenditure, including its attributable share of joint ventures, is expected to be approximately $225 million compared to $304 million in 2017. At Kibali, capital of approximately $70 million (45% of project) is expected, mostly relating to continued underground development, the completion of the Azambi hydropower project and the TSF extension. Ongoing development of the underground mines at Loulo, as well as other surface projects and exploration, is planned to cost $85 million, while Gounkoto is forecasting $16 million relating to the super pit development. Capital at Tongon, including completion of the plant, power and TSF upgrades, as well as rebuilds and exploration, is estimated at $17 million, and $1 million is expected at Morila (40% of project). Continued work on the Massawa feasibility project is forecast to incur capital expenditure of approximately $17 million, with remaining group capital, mostly in respect of asset leasing and information technology investments, estimated at $20 million. The group’s updated annual reserve statements will be published with the release of its annual report, scheduled for the end of March 2018.

Randgold continues to maintain its focus on organic growth through the discovery and development of world-class orebodies, and has a pipeline of high quality projects and exploration targets. Notwithstanding this core strategy, the company routinely reviews global corporate and asset acquisition and merger opportunities.

The directors confirm to the best of their knowledge that:

a)	These fourth quarter results have been prepared in accordance with IAS 34 as adopted by the European Union; and
b)	The interim management report includes a fair review of the information required by the FCA’s Disclosure and Transparency Rules (4.2.7R and 4.2.8R).

By order of the board

D M Bristow	G P Shuttleworth
Chief Executive	Financial Director
5 February 2018

RANDGOLD RESOURCES NEWS UPDATES

PROPOSED DIVIDEND UP 100%, REFLECTING CONTINUED FINANCIAL STRENGTH

Randgold’s board has recommended an annual dividend for the period ended 31 December 2017 of $2.00 per share, up 100% on the previous year’s $1.00.

The dividend will be paid in cash. The board agreed that the resolution for the dividend would be submitted to shareholders for approval at the company’s annual general meeting scheduled for Tuesday 8 May 2018.

Financial director Graham Shuttleworth said that since Randgold paid its first dividend in respect of the 2006 financial year, the company had paid a progressive annual dividend, with dividends having increased by 1 900% over this period, notwithstanding the vagaries in the gold price, in stark contrast with the industry.

“This increase in dividends continues to validate the business model and reflects the profitability and financial strength of the group, which now has net cash (and no debt) of more than $700 million, exceeding the target it set at the start of the year,” he said.

As highlighted a year ago, going forward Randgold intends to continue to pay an annual dividend that will take into account its profitability, cash flows and the wider capital requirements of the group in the context of its financial position, including its expected cross-cycle operating cash flows and its cross-cycle capital expenditure requirements.

The company will seek to maintain a net cash position of approximately $500 million to provide financing flexibility should a new mine development or other growth opportunity be identified. To the extent that Randgold has surplus capital, the company intends to return such excess to shareholders.

Although subject to shareholders approving the dividend resolution those who have elected to receive sterling dividends can mandate payments directly to their UK bank or building society by visiting the Investor Centre website at www.investorcentre.co.uk/je or by completing the dividend mandate form which is available on Randgold’s website at www.randgoldresources.com and posting it back to the registrars, with instructions set out in the form.

PROPOSED 2017 DIVIDEND TIMETABLE

Ex-dividend date:	Thursday 22 March 2018
Record date for final dividend:	Friday 23 March 2018
Currency election date:	Thursday 19 April 2018
Annual General Meeting of shareholders:	Tuesday 8 May 2018
Dividend payment date for shareholders:	18 May 2018

THE AFRICAN MINING DEBATE: TIME FOR A REALITY CHECK

While the gold mining industry has generally dealt with the fall-out from the excesses of the supercycle in commodity prices, African governments are still struggling to accept that the windfall revenue days are over and that they need to rebase their expectations accordingly.

Failure to do so, says Randgold Resources chief executive Mark Bristow, will impact negatively on these countries’ ability to attract new investment in the sector, and impair mining’s traditional role as one of the key drivers of economic growth in emerging markets.

Starting around 1990, many African countries liberalised their mining legislation in order to compete with other mining jurisdictions for foreign investment. Combined with the lure of the continent’s vast mineral resources, this was a powerful attraction for mining companies, intensified when the boom in gold prices made investors less sensitive to risk.

“The rise in commodity prices tempted governments to legislate for larger fiscal flows to their treasuries and to seek a greater developmental role for the state. The resource nationalism that ensued took many forms, including increases in taxes and royalties, enlarged government ownership, mandated local beneficiation and restrictions on exports. This sentiment was fuelled by the unscrupulous fiscal practices of some mining companies, which left the countries with little participation in the revenue flows from their mines. Understandably, they felt cheated out of their geological inheritance,” says Bristow.

Governments consequently changed their mining codes to favour themselves, regardless of the fact that by this time the supercycle had ended, putting the mining industry under severe pressure. Reverting to survival mode, companies were faced with substantial impairment write-downs, capital expenditure cuts and severely curtailed exploration expenditure.

Against this background, the comparative legal and fiscal frameworks of competing mining jurisdictions have again become crucially important, as it these that will determine how mining investors will decide where to invest in exploration and which projects meet their criteria for profitable development.

“The Randgold approach is based on a fair split of net cash flows from a mine over its life. We believe a 50/50 split of net cash flows, after financing loans have been repaid, is equitable. This means that investors, who take 100% of the substantial risks associated with the exploration and development of a mining venture, receive 50% of the net available cash flows, with the other 50% going to the state,” says Bristow.

“Considering how critically important the mining code is to the state as well as the mining companies, and at a time when these codes are under review in a number of countries, I believe it is more important than ever for governments and companies to work closely together to transparently formulate tax and legal regimes which will support a sustainable and profitable mining industry and enable it to continue to help build these countries economic development over time.”

THE HIDDEN BENEFITS OF MINING

While mining companies, particularly in Africa, are popularly portrayed as first-world exploiters of their host countries’ natural resources, the truth – at least in Randgold’s case – is very different. The company’s commitment to sharing the value it creates with all its stakeholders has made it a major generator of sustainable prosperity in the regions where it operates.

Chief executive Mark Bristow says that for mining companies to succeed in emerging countries, the delivery of tangible benefits to its host communities is a commercial imperative as well as a moral obligation.

“We’re a major contributor to the coffers of our host governments through the taxes, royalties and dividends we pay, but our investment in these countries is also transforming communities, promoting local economies, creating infrastructures and building national skills bases,” he says.

These are some examples of the less obvious benefits Randgold delivers to its community stakeholders:

•	All the villages around Randgold’s mines have been furnished with primary education and healthcare facilities, and have internet, radio, television and cell phone access.
•	The company’s policy of employing, training and promoting host country citizens is not only creating jobs and career opportunities but is building national skills bases. More than 90% of its employees and 80% of its managers are locals.
•	Similarly, its support of local contractors and suppliers has driven the development of thriving new businesses with advanced capabilities. The third new hydropower station at Kibali, for example, is being built by an all-Congolese team.
•	Randgold’s mines not only provide a sizable and stable market for local entrepreneurs but attract major service providers in fields such as telecommunications to the area.
•	The investment in food production is not only ensuring food stability for the community but is converting subsistence farming into commercial operations. The company’s ambitious agribusiness initiatives – already well advanced at Morila – are designed to create sustainable economic sources after the eventual mine closures.
•	Randgold brings in NGOs, and its local managements work with them to support the governments’ societal development programmes.
•	Its healthcare programmes are driving down the rates of HIV, malaria and other diseases among its employees and in their communities.
•	It partners with host governments in their conservation programmes and provides funding for such projects as protection of endangered elephants in the DRC and Mali.

“Developing and operating a world-class mine in a rural community will inevitably involve significant transformation with its attendant societal and environmental challenges. As Randgold is demonstrating, however, our value-sharing approach brings very substantial benefits to the people of our communities,” Bristow says.

HIDDEN BENEFITS: HELPING TO DEVELOP THRIVING NEW LOCAL BUSINESSES

Randgold’s support of local contractors and suppliers has driven the development of thriving new businesses with advanced capabilities. The third new hydropower station at Kibali called Azambi, for example, is being built competently and on schedule by an all-Congolese team.

DEVELOPMENT SUCCESSFULLY COMPLETED, KIBALI HEADS FOR INCREASED PRODUCTION IN 2018

Eight years and $2.5 billion after Randgold started developing Kibali, the giant gold mine is expected to be in full production this year following the successful commissioning of its underground operation’s integrated automated ore handling and hoisting system.

Randgold chief executive Mark Bristow told local journalists at the quarterly briefing in Kinshasa that the mine was on track to produce its targeted plus 700 000 ounces of gold in 2018, making it one of the largest of its kind in the world.

Its high level of mechanisation, which features multiple driverless loaders operating with full automation as well as a single haulage drive with a high-strength surface, is believed to be a first for the gold mining industry in Africa.

“The past quarter has been a particularly busy one for Kibali. In addition to completing the underground haulage and hoisting system, the team has settled the processing challenges, improving the recovery while keeping throughput above the plant’s nameplate design level. At the same time, the mine’s conversion to the latest ISO 14001:2015 environmental standard was successfully certified and it readied itself for alignment with the new, and yet to be published, ISO 45001 safety standards,” Bristow said.

“All that now still remains to be done is to ramp-up the underground production and complete the construction of Azambi, Kibali’s third new hydropower station, which is scheduled to be plugged into the grid by the middle of this year.”

Bristow noted that with development expenditure tapering off, Kibali should now be in a position to start repaying its capital loans. Unfortunately, due to the continued non-repayment of tax credits to the tune of $192 million, Kibali’s shareholders have had to inject more money into the operation during the past year to enable the mine to pay its creditors.

“Over the past eight years, while Kibali was still a work in progress, it has paid $2.25 billion to the state and people of the DRC in the form of taxes, permits, infrastructure, salaries and payments to local suppliers. Its shareholders, on the other hand, have not as yet received a return on their investment,” Bristow said.

“The surprise re-tabling of the controversial new draft mining code, which takes no account of the industry’s very serious concerns about the negative impact it will have on any prospect of further investment in this sector, is particularly disappointing. I appeal again to the government to engage with the industry in the formulation of a code that will stimulate this key component of the DRC’s economy instead of crippling it.”

Bristow stressed that Randgold remained committed to a future in the DRC, and was already hunting for new development opportunities there. In the DRC as in its other host countries, Randgold regarded itself as a partner of the government and the people, and its view on this issue should be seen not as unconsidered criticism but as a plea, from a major investor, for an outcome that will benefit all these partners equitably.

RECORD PRODUCTION AT LOULO-GOUNKOTO AT LOWER COST POSITIONS THE COMPLEX STRONGLY TO ROLL OUT 10-YEAR PLAN

Last year’s record production and reduced costs at the Loulo-Gounkoto gold mining complex have positioned the complex strongly to continue rolling out its 10-year business plan, which targets production in excess of 600 000 ounces per year says Chiaka Berthe, the company’s general manager of its West African operations.

He noted the complex’s improvement on its record performance in 2016, with production in 2017 up 3% reaching a new peak of more than 730 000 ounces and total cash costs down 4% to $543/oz.

Earlier at a media briefing in Bamako, Berthe announced that the Malian ministry of mines had approved the development of a super pit at the Gounkoto opencast mine. The existing mining convention is being reviewed to accommodate this new investment.

Also at the briefing, Randgold chief executive Mark Bristow said the company’s continuing investment in Mali had shown the way for others to follow, and the current development of new mines would bring additional production on line and increase the already considerable contribution the mining industry makes to the country’s economy.

Group regional manager for West Africa, Mahamadou Samake, stressed the importance of maintaining a fiscal and regulatory environment capable of attracting investment and re-investment in the mining sector.

“It is therefore imperative that the current mining code review is undertaken with this objective in mind, and any proposed changes should be made in light of the code’s relative attractiveness compared to surrounding countries which are competing for the same exploration and investment dollars. This is particularly important in coping with the challenges inherent in developing and operating a mine in an infrastructurally challenged country like Mali, and the difficulty of finding replacement reserves. The government should focus on working with the industry to maintain Mali’s position as one of the premier destinations for mining investment in West Africa,” Samake said.

Bristow also appealed to Mali to consult with its neighbours in finding a cross-border solution to the growing problem of illegal mining. In some parts of Mali this was now out of control, he said, and the damage to property and resources, if it was allowed to continue, would discourage global investors.

He noted that Randgold and the Malian fiscal authorities were working together to resolve their outstanding tax and TVA issues.

LOULO UNDERGROUND MINES ACHIEVE LTI-FREE YEAR

Yalea and Gara, Loulo’s two underground mines, completed 2017 without a single lost-time injury, a very significant achievement for such large and complex operations.

Group GM mining Glenn Heard says that when Randgold decided to go owner-mining at Loulo in 2015, it didn’t just take over from the contractor, it also changed the work delivery model and the management structure. The decision to combine health and safety on the one side and training on the other has proved particularly effective in producing two mines that are not only LTI-free but more efficient. The same approach will be applied at Kibali, which is also moving towards an owner-mining system.

Underground manager Mohamed Sisi explains that, in anticipation of the take-over, Loulo identified employees with the aptitude to operate heavy machinery and then training them intensively as well as immersing them in safe working procedures.

“Given their high level of competence, our people can work safely and are more efficient. They are also able to care properly for their equipment, which has a positive impact on availability and maintenance costs,” he says.

Short-interval control is a major feature of the system, and each shift begins with a briefing which starts with a review of the health and safety performance and then covers the production targets for the day. It’s a two-way conversation, with employees contributing their comments and raising any concerns they may have. During the day, the management team is underground for regular task observations, workplace inspections and especially safety leadership interactions.

KIBALI SETS THE PACE IN ENVIRONMENTAL MANAGEMENT

Kibali has been certified against the updated 2015 ISO 14001 environmental management certification. The new standard represents a significant upgrade of the 2004 ISO guidelines and places particular emphasis on the role of top management in preventing environmental pollution.

Hilaire Diarra, Randgold’s group community and environmental officer, says it is clear that the new standard will be a much better tool for managing environmental issues, and will support Randgold’s drive for leadership in this field.

While Kibali is the first to achieve the new certification, Randgold’s other operations are set to be audited in the first quarter of this year.

ANOTHER YEAR OF ACCOLADES

The Institutional Investor has ranked Randgold as its Most Honoured Company of 2017 and named Mark Bristow and Graham Shuttleworth as best CEO and CFO respectively. The company’s investor relations programme also received the top rating.

The Financial Times placed Randgold as one of the top five companies in the FTSE 100 index for having the smallest gap (less than 10%) between stated and adjusted operating profits. The average gap for FTSE 100 companies is 51%. The FT noted that ‘companies that substantially adjust profits over extended periods have frequently underperformed for shareholders’.

Following the 2017 review, Randgold retained its position as a constituent of the FTSE4Good index.

The Institute of Directors ranked Randgold in 12th place among FTSE 100 companies in its 2017 corporate governance report.

Mark Bristow was placed 4th in the UK in the Harvard Business Review’s ranking of the top 100 global CEOs. He has been included in this list for the past three years.

Among the operations, Loulo-Gounkoto was awarded the UN Development Programme’s 2017 Equator prize for its support of the Mali elephant project, while Tongon received the President’s Excellency award for Côte d’Ivoire’s ministry of mines.

CELEBRATING A GREAT YEAR

Randgold believes that people who work hard together should also get the time and opportunity to have fun together, along with their families, and after a very successful 2017 the mood at the end of the year was particularly festive.

The mines organised a wide range of celebrations and events for their communities, with a strong focus on children’s activities. These included playgrounds, music concerts, a soccer school, a motorcycle training programme and Christmas Tree parties, with t-shirts for all.

Sports activities included soccer, basketball and volleyball tournaments as well as mini-marathons. There were Christmas and year-end lunches and dinners. Local culture was celebrated with traditional dance and music competitions.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'will', 'plans', 'expects' or 'does not expect', 'is expected', 'budget', 'scheduled', 'estimates', 'forecasts', 'intends', 'anticipates' or 'does not anticipate', or 'believes', or variations of such words and phrases or state that certain actions, events or results 'may', 'could', 'would', 'might' or 'will be taken', 'occur' or 'be achieved'. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the 'SEC'). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this report, such as 'resources', that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as 'proven and probable reserves' for the purposes of the SEC's Industry Guide number 7.